082-00137

07023970

RECEIVED
2007 MAY 31 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

POWER CORPORATION OF CANADA

SUPPL

1

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED
MARCH 31, 2007

This document is also available on www.sedar.com or the Corporation's Web site, www.powercorporation.com

Additional printed copies of this document are available from the Secretary, Power Corporation of Canada

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

Ce document est aussi disponible sur le site www.sedar.com ou sur le site Web de la Société, www.powercorporation.com

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire, Power Corporation du Canada

751, square Victoria, Montréal [Québec] Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg [Manitoba] Canada R3B 0X5

TO THE SHAREHOLDERS

Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2007 were $363 million or $0.78 per share, compared with $254 million or $0.54 per share in the corresponding period of 2006. This represents a 44% increase on a per share basis.

Growth in operating earnings in 2007 reflects a strong growth in the contribution from Power Financial, as well as a high level of income from investments, mainly generated by the Corporation's investment in the Sagard 1 Fund in Europe and the Corporation's QFII operations in China.

Other income was nil in the first quarter of 2007, as in the first quarter of 2006.

As a result, net earnings for the period were $363 million or $0.78 per share, compared with $254 million or $0.54 per share in the first quarter of 2006.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the corresponding period in 2006. This represents an 18.4% increase on a per share basis.

Growth in operating earnings reflects primarily growth in the contribution from Power Financial's subsidiaries and affiliate.

Other income was nil in the first quarters of 2007 and 2006, and therefore net earnings, including other income, for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the first quarter of 2006.

On behalf of the Board of Directors,

Paul Desmarais, Jr., O.C.
Chairman and Co-Chief Executive Officer

André Desmarais, O.C.
President and Co-Chief Executive Officer

May 10, 2007

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POWER CORPORATION OF CANADA

TABLE OF CONTENTS

This document contains management's discussion and analysis of operating results of Power Corporation of Canada for the three months ended March 31, 2007 and the consolidated financial statements of the Corporation as at and for the three months ended March 31, 2007. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.

The trademarks contained in this report are owned by Power Corporation of Canada, or a member of the Power Corporation group of companies. Trademarks that are not owned by Power Corporation are used with permission.

POWER CORPORATION OF CANADA

PART A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

FINANCIAL STATEMENTS AND NOTES

MARCH 31, 2007

POWER CORPORATION OF CANADA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

MAY 10, 2007

The following sets forth management's discussion and analysis (the MD&A) of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the three-month period ended March 31, 2007 (the interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Corporation and notes thereto for the three-month period ended March 31, 2007, management's discussion and analysis of operating results for the year ended December 31, 2006 (the 2006 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2006 (the 2006 Consolidated Financial Statements). Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements in this MD&A, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation, its subsidiaries or affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliates, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Changes to Internal Controls

During the first quarter of 2007, there were no changes in the Corporation's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

Overview

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of the date hereof, Power Corporation holds a 66.4% equity and voting interest in Power Financial, unchanged from December 31, 2006 and December 31, 2005.

POWER FINANCIAL CORPORATION

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds, together with the Frère group of Belgium, an interest in Pargesa Holding S.A. (Pargesa).

Parts B, C and D of this interim MD&A concerning Power Financial, Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies in accordance with applicable securities legislation. This information is also available either directly from SEDAR (www.sedar.com) or from the Web sites of Power Financial (www.powerfinancial.com), Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com).

On March 31, 2007, Power Financial and IGM held 70.5% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

On the same date, Power Financial and The Great-West Life Assurance Company (Great-West Life) held 55.9% and 3.5%, respectively, of IGM's common shares.

Part E consists of information relating to Pargesa derived from the press release issued by Pargesa on May 3, 2007.

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of March 2007 held a 54.1% equity interest in Pargesa, representing 62.9% of the voting rights of that company.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, Groupe Bruxelles Lambert (GBL). As of March 31, 2007, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; cement and building materials through Lafarge and wine and spirits through Pernod Ricard, in which GBL made its initial investment in the latter part of 2006. In addition, Pargesa and GBL have also invested or committed to invest in the area of private equity, including in the French private equity funds Sagard 1 and 2, whose management company is a subsidiary of Power Corporation.

As previously disclosed, on July 4, 2006, GBL sold to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million, and Power Corporation's share of this gain was $236 million.

POWER TECHNOLOGY INVESTMENT CORPORATION

Power Technology Investment Corporation (PTIC) is an investor in the biotechnology and technology sectors. As at March 31, 2007, PTIC held approximately, both directly and indirectly, an 18% interest in Neurochem Inc. and a 12% interest in Adaltis Inc., two public companies based in Montréal. PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several other companies. Further information concerning Neurochem Inc. and Adaltis Inc. is contained in their respective disclosure documents at www.sedar.com.

GESCA LTÉE

Gesca is a wholly owned subsidiary of Power Corporation. As a media group, it is engaged in the publication of seven daily newspapers, including the leading French-language national newspaper *La Presse*, as well as *Le Soleil, Le Droit, Le Nouvelliste, La Tribune, Le Quotidien* and *La Voix de l'Est*. In addition, Gesca produces television programming and publishes several specialty magazines and books. Gesca, through its new division, Gesca Digital, operates several Web sites, including Cyberpresse.ca, LaPresseAffaires.com, Technaute.com, MonToit.ca and MonVolant.ca. On October 26, 2006, Gesca and Torstar Corporation announced that they had purchased Bell Globemedia's 40% interest in the Workopolis Partnership and increased their respective interests to 50%. Prior to completing the transaction, Gesca held a 20% interest. Workopolis.com is Canada's leading Internet-based careers and recruitment business. Gesca also has a significant interest in the Internet-based classified advertising site LiveDeal.ca, as well as in Olive Canada Network, one of Canada's leading online advertising sales networks.

ASIA

In Asia, the most significant investment of the Corporation is its holding in CITIC Pacific (6.2% as of the date hereof), a public corporation whose shares are listed on the Hong Kong Stock Exchange. CITIC Pacific's businesses span manufacturing special steel, developing and investing in real estate properties, power generation, civil infrastructure, communications and aviation in Hong Kong and mainland China. CITIC Pacific is also engaged in marketing and distributing motor vehicles and consumer products throughout China.

In addition, Power Corporation is involved in selected investment projects in China and was granted in October 2004 a licence to operate as a Qualified Foreign Institutional Investor (QFII) in the Chinese "A" shares market, for an amount of US$50 million.

INVESTMENT IN FUNDS AND SECURITIES

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a number of selected investment funds, hedge funds and securities. These investments and the investments in Asia support the diversification strategy of the Corporation. However, their contribution to operating earnings, both in terms of magnitude and timing, is by nature expected to be more difficult to predict.

In 2002, Power Corporation made a commitment of €100 million to Sagard Private Equity Partners (Sagard 1), a €535 million fund, in which GBL also made a commitment of €50 million. Sagard 1 has completed 12 investments, two of which were sold during the second quarter of 2006 and an additional two of which were sold since the beginning of 2007.

In 2006, Sagard 2 was launched, a new fund with the same investment strategy as Sagard 1. This new fund closed with total commitments of €1.0 billion. Power made a €200 million commitment to Sagard 2, while Pargesa and GBL made commitments of €50 million and €150 million, respectively. As of May 10, 2007, Sagard 2 has completed three investments.

The Sagard 1 and 2 funds are managed by Sagard S.A.S., a subsidiary of the Corporation based in Paris, France.

In addition, the Corporation is also in the process of reviewing investment opportunities in the United States, and currently plans to allocate a portion of its cash resources (initially limited to a maximum of US$250 million) to this initiative.

Outstanding Number of Participating Shares

As of the date hereof, there were 48,854,772 Participating Preferred Shares, unchanged from December 31, 2006 and December 31, 2005, and 404,856,082 Subordinate Voting Shares of the Corporation outstanding, compared with 402,606,144 as of December 31, 2006 and 400,264,694 as of December 31, 2005. The increase in the number of outstanding Subordinate Voting Shares reflects the exercise of options under the Corporation's Executive Stock Option Plan.

Basis of Presentation and Summary of Accounting Policies

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

Changes in Accounting Policies

Effective January 1, 2007, the Corporation adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises, replace all previous guidance on these items issued by the CICA.

These standards require that all financial assets be classified as available for sale, held to maturity, trading, or loans and receivables. The standards require that all financial assets be carried at fair value, if determinable, in the balance sheet, except loans and receivables, including mortgages and securities classified as held to maturity, which are carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which are carried at fair value, or other than held for trading, which are carried at amortized cost using the effective interest method.

Changes in the fair value of trading securities are reported in earnings, while changes in the fair value of securities that are available for sale are recorded in Other comprehensive income until realized or impaired, at which time they are recorded in the statement of earnings. All derivatives, including embedded derivatives that must be separately accounted for, except those described below, must be recorded at fair value in the balance sheet and the changes in fair value must be recorded in the statement of earnings.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the statement of earnings. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which will be reclassified to earnings when the hedged transaction impacts earnings. Any hedge ineffectiveness on a cash flow hedge is recorded in the statement of earnings.

A consolidated statement of comprehensive income is included in the Corporation's financial statements. Unrealized gains and losses on financial assets that are held as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the statement of comprehensive income until recognized in the statement of earnings. Accumulated other comprehensive income forms part of Shareholders' equity.

As described in Section C of this interim MD&A, investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. The impact for assets backing actuarial liabilities is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Corporation's method of accounting for real estate or loans.

In addition, effective January 1, 2007, Lifeco no longer defers net realized gains on financial instruments (bonds, shares, and mortgages), nor does it carry investments in shares at cost plus a moving average market value adjustment for unrealized gains and losses. On January 1, 2007, deferred net realized gains on bonds, shares, and mortgages, carried on the balance sheet were eliminated with corresponding adjustments to retained earnings and actuarial liabilities. At December 31, 2006, deferred net realized gains totalled $2,821 million or $2,628 million excluding real estate.

On January 1, 2007, the remainder of the Corporation's investment in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost. Deposits and certificates were classified as other than held for trading and are carried at amortized cost.

As mentioned above, a significant portion of the Pargesa portfolio — namely the investments in Total, Suez, Lafarge and Pernod Ricard — are not consolidated or accounted for using the equity method. These investments have been classified by Pargesa as available for sale investments.

As a consequence of the new standards, transition adjustments were made on January 1, 2007 to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet and to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities. The following table summarizes the adjustments required to adopt the new standards:

CONSOLIDATED BALANCE SHEET

	DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	CORPORATE	JANUARY 1, 2007
Assets						
Cash and cash equivalents	5,785					5,785
Investments						
Shares	5,598	661	96		87	6,442
Bonds	65,246	1,016				66,262
Mortgages and other loans	15,823	(46)				15,777
Loans to policyholders	6,776					6,776
Real estate	2,218					2,218
	95,661	1,631	96		87	97,475
Investment in affiliates, at equity	2,182			1,157		3,339
All other assets	29,124	(153)	3			28,974
	132,752	1,478	99	1,157	87	135,573
Liabilities						
Policy liabilities	93,978	3,896				97,874
Funds held under reinsurance contracts	1,822	121				1,943
Deferred net realized gains	2,821	(2,628)				193
Preferred shares of subsidiaries	1,625	71				1,696
All other liabilities	11,922		53		15	11,990
	112,168	1,460	53		15	113,696
Non-controlling interests	11,983	73	27	389		12,472
Shareholders' equity						
Non-participating shares	795					795
Participating shares	442					442
Contributed surplus	59					59
Retained earnings	7,480	(181)				7,299
Accumulated other comprehensive income		126	18	768	72	985
Accumulated other comprehensive income [Foreign currency translation]	(175)					(175)
	8,601	(55)	18	768	72	9,405
	132,752	1,478	99	1,157	87	135,573

For specific details as to the effect of these new standards on the Corporation and more specifically on Lifeco's and IGM's financial statements, the reader is referred to Parts C and D of this MD&A.

Inclusion of Pargesa's Results

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio currently consists primarily of investments in Imerys, Total, Suez, Lafarge and Pernod Ricard, which are held by Pargesa directly or through GBL. Imerys' results are consolidated in the financial statements of Pargesa while the contribution from Total, Suez, Lafarge and Pernod Ricard (which will contribute for the first time in 2007) to GBL's earnings consists of the dividends received from these companies.

The contribution from Pargesa to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of "Other income" in the Corporation's financial statements.

Results of Power Corporation of Canada

This section is an overview of the results of Power Corporation. In this section, consistent with past practice, the contributions from Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

› operating earnings; and

› other items, which includes, but is not limited to, the impact on the Corporation's net earnings of Other income as presented in the Corporation's consolidated statements of earnings (net of income tax and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by its subsidiaries.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

For the three-month periods ended March 31, 2007 and 2006, Other income was nil.

Review of Financial Performance

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	THREE MONTHS ENDED MARCH 31			
	2007		2006	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution to operating earnings from subsidiaries	**302**		256	
Results from corporate activities	**61**		(2)	
Operating earnings[2]	**363**	**0.78**	254	0.54
Other items	**–**	**–**	–	–
Net earnings	**363**	**0.78**	254	0.54

[1] Before dividends on preferred shares issued by the Corporation, which amounted to $10 million in the three-month periods ended March 31, 2007 and 2006.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares from operating earnings.

OPERATING EARNINGS

For the three-month period ended March 31, 2007, operating earnings were $363 million or $0.78 per share, compared with $254 million or $0.54 per share in the first quarter of 2006, an increase of 44.4% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES

Power Corporation's share of operating earnings from its subsidiaries was $302 million in the first quarter of 2007, compared with $256 million in the first quarter of 2006, an increase of $46 million or 18.0%.

Power Financial, which makes the most significant contribution to the Corporation's earnings, reported operating earnings of $482 million or $0.66 per share in 2007, compared with $408 million or $0.56 per share in 2006. On a per share basis, this represents an increase of 18.4%.

As noted above, Parts B, C and D consist of the interim MD&A and financial statements of Power Financial, Lifeco and IGM, as prepared and disclosed by these companies in accordance with applicable securities legislation. Part E consists of information relating to Pargesa, derived from publicly disclosed information.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities contributed a net profit of $61 million to operating earnings in the first quarter of 2007, compared with a net charge of $2 million in the corresponding period in 2006. The improvement in corporate activities compared to the first quarter of 2006 is due primarily from higher income from investments, reflecting a net combination of various elements partly offset by an increase in operating expenses and income taxes. Among others, income from investments includes, in the first quarter of 2007, an aggregate amount of $55 million representing the Corporation's share of pre-tax profits resulting from the sale by Sagard 1 of two of its investments (earnings of GBL for the first quarter of 2007 also include its share of gains from Sagard 1, as described in parts B and E of this interim MD&A). Income from investments in 2007 also reflects a higher contribution from investment funds as well as from QFII operations, offset by a decrease in the contribution from the other investments in Asia compared with last year.

OTHER ITEMS

Other items were nil in the first quarter of 2007, as in the corresponding period in 2006.

NET EARNINGS

Therefore, net earnings for the quarter were $363 million or $0.78 per share in the first quarter of 2007, compared with $254 million or $0.54 per share in the corresponding period in 2006.

Financial Position, Liquidity and Capital Resources

CONDENSED SUPPLEMENTARY BALANCE SHEET

	MARCH 31, 2007	DECEMBER 31, 2006	MARCH 31, 2007	DECEMBER 31, 2006
	CONSOLIDATED BASIS			EQUITY BASIS[1]
Assets				
Cash and cash equivalents	**5,306**	5,785	**719**	641
Investments at equity	**3,372**	2,182	**7,727**	6,848
Other investments	**106,484**	95,661	**1,090**	917
Other assets	**19,974**	29,124	**338**	346
Total	**135,136**	132,752	**9,874**	8,752
Liabilities				
Policy liabilities				
Actuarial liabilities	**92,786**	89,490		
Other	**4,382**	4,488		
Other liabilities	**9,874**	12,517	**187**	151
Preferred shares of subsidiaries	**1,694**	1,625		
Capital trust securities and debentures	**634**	646		
Debentures and other borrowings	**3,404**	3,402		
	112,774	112,168	**187**	151
Non-controlling interests	**12,675**	11,983		
Shareholders' equity				
Non-participating shares	**795**	795	**795**	795
Participating shareholders' equity[2]	**8,892**	7,806	**8,892**	7,806
	9,687	8,601	**9,687**	8,601
Total	**135,136**	132,752	**9,874**	8,752
Consolidated assets and assets under administration	**353,311**	342,262		

[1] Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method.

[2] Includes Participating Preferred Shares and Subordinate Voting Shares.

CONSOLIDATED BASIS

The consolidated balance sheets include Power Financial's, Lifeco's and IGM's assets and liabilities. Parts B, C and D of this MD&A relating to these subsidiaries include a presentation of their balance sheets.

Total assets increased to $135,136 million at March 31, 2007, compared with $132,752 million at December 31, 2006. The increase in assets is primarily due to the transitional adjustments related to the application of the new accounting standards on financial instruments, as discussed above. The increase in Other investments reflects in particular the effect of the Equitable Life transaction in the European segment of Lifeco, in which $9.5 billion of invested assets were acquired. This transaction closed during the first quarter of 2007 and as a consequence Other assets decreased by a corresponding amount reflecting a reduction in funds held by ceding insurers.

Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market values. The market value of Lifeco's segregated funds was $93 billion at the end of March 2007, compared with $90 billion at the end of 2006. IGM's assets under management at market value, including those of Mackenzie Financial Corporation (Mackenzie) and Investment Planning Counsel, were $123 billion at March 31, 2007, compared with $119 billion at the end of 2006.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's Shareholders' equity, and is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $719 million at the end of March 2007, compared with $641 million at the end of December 2006.

In managing its own cash and cash equivalents, the Corporation may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation from time to time enters into currency-hedging transactions with highly rated financial institutions. At March 31, 2007, 81% of the $719 million of cash and cash equivalents were denominated in Canadian dollars.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries, Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in its subsidiaries increased to $7,727 million at March 31, 2007, compared with $6,848 million at December 31, 2006. The variance includes primarily:

- Power Corporation's share of net earnings from its subsidiaries, net of dividends received, amounting to $177 million;
- the impact of new accounting rules on financial instruments, for a net amount of $700 million, which includes a net $21 million negative variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and in Pargesa. This represents Power Corporation's share of Other comprehensive income from its subsidiaries and affiliates, of which $732 million was recognized on January 1, 2007 (first time application); and
- Other investments (excluding investments held by PTIC) amounted to $1,090 million at the end of March 2007, compared with $917 million at the end of 2006. The carrying value of other investments of $1,090 million as at March 31, 2007 includes a $105 million revaluation to fair market value, as a consequence of the new accounting rules on financial instruments which became effective January 1, 2007 for the Corporation. The carrying value of the portfolio of marketable securities was $656 million, including $98 million of adjustments to fair value ($553 million at the end of 2006, measured at cost) and consisted primarily of the carrying value of the investment in CITIC Pacific for $489 million, $145 million representing the carrying value of the portfolio of securities and funds held as part of the QFII operations in China which started in 2005, as well as other marketable securities. The carrying value of the portfolio of investment funds held by the Corporation (excluding funds held by PTIC) was $421 million at the end of March 2007 (including $7 million of adjustments to fair value), compared with $350 million at December 31, 2006. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $327 million, including remaining commitments of $34 million for Sagard 1 and $233 million for Sagard 2 in Europe. In addition, the Corporation is reviewing investment opportunities in the United States, as described above.

Cash Flows

CONSOLIDATED CASH FLOWS

	THREE MONTHS ENDED MARCH 31	
	2007	2006
Cash flow from operating activities	**264**	(62)
Cash flow from financing activities	**(231)**	(392)
Cash flow from investing activities	**(496)**	(189)
Effect of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase [decrease] in cash and cash equivalents	**(479)**	(613)
Cash and cash equivalents, beginning of year	**5,785**	5,332
Cash and cash equivalents, end of period	**5,306**	4,719

On a consolidated basis, cash and cash equivalents decreased by $479 million in the three-month period ended March 31, 2007, compared with a decrease of $613 million in the corresponding period in 2006.

Operating activities produced a net inflow of $264 million in the three-month period ended March 31, 2007, compared with a net outflow of $62 million in the corresponding period in 2006.

- For 2007, Lifeco's cash flow from operations was a net inflow of $178 million, compared with a net outflow of $52 million in the corresponding period in 2006. The increase in cash flow from operations compared to 2006 is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. Cash flows generated by operations were used to acquire an additional $310 million of invested assets, including bonds, shares, mortgages and real estate to support policy liabilities and to fund financing activities.
- Operating activities of IGM, before payment of commissions, generated $174 million in the first quarter of 2007, as compared with $165 million in 2006. Cash commissions paid were $117 million in 2007, compared with $121 million in the first quarter of 2006.

Cash flows from financing activities, which include dividends paid on participating and non-participating shares of the Corporation as well as dividends paid by subsidiaries to non-controlling interests, resulted in net outflows of $231 million in the first quarter of 2007, compared with net outflows of $392 million in the first quarter of 2006.

Financing activities for the quarter ended March 31, 2007 compared to the same period in 2006 include:

- Dividends paid on a consolidated basis in the first quarter of 2007 of $295 million, compared with $256 million in the first quarter of 2006.
- There was no repayment of long-term debt in 2007, compared with $150 million in 2006, which consisted of the repayment by Power Financial of its $150 million debentures which matured in January 2006.
- Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $18 million in the first quarter of 2007, compared with $22 million in the first quarter of 2006.

Cash flows from investing activities resulted in net outflows of $496 million in 2007, compared with net outflows of $189 million in 2006.

- Investing activities at Lifeco in 2007 resulted in a net outflow of $310 million, as mentioned above, compared with $40 million in 2006.
- Investing activities at IGM were a net outflow of $138 million in 2007, compared with a net outflow of $129 million in 2006.

Cash flows from activities of Power Financial, Lifeco and IGM are described in Parts B, C and D of this MD&A related to these subsidiaries.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on the non-participating shares and on the participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and income taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. In the first quarter of 2007, Power Financial declared dividends of $0.2675 per share on its common shares, compared with $0.2325 in the first quarter of 2006.

In the first quarter of 2007, dividends declared on the Corporation's participating shares amounted to $0.19750 per share, compared with $0.16875 per share in the same period in 2006. This represents a 17.0% increase.

Shareholders' Equity

Shareholders' equity, including non-participating shares issued by the Corporation, was $9,687 million at the end of March 2007, compared with $8,601 million at the end of 2006.

Non-participating shares of the Corporation consist of five series of First Preferred Shares with an aggregate stated amount of $795 million as of March 31, 2007 (unchanged from December 31, 2006), of which $750 million are non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation from specific dates. The First Preferred Shares, 1986 Series, with a stated value of $45 million at March 31, 2007 (unchanged from the end of 2006), have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. No such shares were purchased in the first quarter of 2007.

Excluding preferred shares, participating shareholders' equity was $8,892 million at March 31, 2007, compared with $7,806 million at December 31, 2006. The increase of $1,086 million was primarily due to:

- an $82 million increase in retained earnings, reflecting net earnings of $363 million, dividends declared of $100 million, and a negative amount of $181 million resulting from the change in accounting policy as described in the section on Changes in Accounting Policies;
- the first time recording of Other comprehensive income in the amount of $985 million. For more details, refer to the section on Changes in Accounting Policies; and
- changes to accumulated other comprehensive income of negative $15 million, which includes a negative variation of $22 million in foreign currency translation, as previously mentioned.

In addition, the Corporation issued 2,244,938 Subordinate Voting Shares in the first quarter of 2007 under the Executive Stock Option Plan, resulting in an increase in stated capital of $30 million (first quarter of 2006: 1,285,015 shares for $11 million).

As a result of the above, book value per participating share of the Corporation was $21.96 at the end of March 2007, compared with $17.29 at the end of 2006.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Issuer rating	A (high)	A
Preferred		
Cumulative shares	Pfd-2 (high)	Canadian scale P-2 (High) Global scale BBB+
Non-cumulative	Pfd-2 (high)	Canadian scale P-2 (High) Global scale BBB+

[1] On February 1, 2007, Dominion Bond Rating Service placed the ratings "Under Review with Developing Implications" following the announcement by Lifeco to acquire Putnam Investments Trust (Putnam).

[2] The outlook and the Corporation's ratings are stable. On February 1, 2007, Standard & Poor's Ratings Services confirmed ratings were unaffected following the announcement by Lifeco to acquire Putnam.

Summary of Critical Accounting Estimates

There were no changes to the critical accounting estimates from those reported at December 31, 2006 (please refer to the 2006 MD&A).

Off-balance Sheet Arrangements

SECURITIZATIONS

There were no changes to IGM's liquidity management practices related to securitizations during the three-month period ended March 31, 2007. IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. In 2007, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $311 million (2006 — $86 million). Securitized loans serviced at March 31, 2007 totalled $1,762 million, compared with $1,547 million at the end of 2006. The fair value of IGM's retained interest was $46 million at March 31, 2007 and $43 million at December 31, 2006.

Commitments/Contractual Obligations

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries from those reported at the end of 2006.

Financial Instruments

DERIVATIVE FINANCIAL INSTRUMENTS

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies. The Corporation and its subsidiaries have each established operating policies and processes relating to the use of derivative financial instruments, which in particular aim at:

› prohibiting the use of derivative instruments for speculative purposes;

› documenting transactions and ensuring their consistency with risk management policies;

› demonstrating the effectiveness of the hedging relationships; and

› monitoring the hedging relationships.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in the first quarter of 2007. In addition, there has not been a material change in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments which are in a gain position. For an overview of the use of derivative financial instruments, please refer to the 2006 MD&A and to Note 23 to the 2006 Consolidated Financial Statements.

Summary of Quarterly Results

	2007				2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**8,274**	9,240	7,288	7,375	6,399	7,236	5,839	6,403	7,083
Operating earnings [1][2][3]	**363**	300	273	339	254	290	258	292	231
per share — basic	**0.78**	0.64	0.58	0.73	0.54	0.62	0.56	0.64	0.50
Other items [2]	–	(11)	236	2	–	(5)	(16)	2	1
per share — basic	–	(0.02)	0.52	–	–	(0.01)	(0.04)	0.00	0.00
Net earnings	**363**	289	509	341	254	285	242	294	232
per share — basic	**0.78**	0.62	1.10	0.73	0.54	0.61	0.52	0.64	0.50
per share — diluted	**0.77**	0.61	1.09	0.73	0.54	0.60	0.51	0.63	0.50

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total, Suez, Lafarge (starting in 2006), and Pernod Ricard (starting in 2007), as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which was considered a preferred dividend (Pargesa's share: SF37 million in 2006 and SF30 million in 2005) and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Pernod Ricard (Pargesa has not received to date any dividends from Pernod Ricard) are received once a year, during the second quarter. Total pays its dividend in two instalments, in the second and fourth quarters.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Corporation's share of this specific charge was $14 million or $0.03 per share in the third quarter and $7 million or $0.02 per share in the fourth quarter of 2005. In addition, Other items in 2005 also included the impact of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to the 2006 MD&A), as well as, in the third quarter of 2006, an amount of $236 million representing the impact on the Corporation of the gain recorded by GBL as a result of the sale of its interest in Bertelsmann.

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Corporation of Canada — Non-GAAP Financial Measures.

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	MARCH 31, 2007 [unaudited]	DECEMBER 31, 2006
Assets		
Cash and cash equivalents	**5,306**	5,785
Investments [Note 2]		
Shares	**6,785**	5,598
Bonds	**74,861**	65,246
Mortgages and other loans	**15,881**	15,823
Loans to policyholders	**6,731**	6,776
Real estate	**2,226**	2,218
	106,484	95,661
Funds held by ceding insurers	**1,866**	12,371
Investment in affiliates, at equity	**3,372**	2,182
Intangible assets	**2,734**	2,745
Goodwill	**8,477**	8,454
Future income taxes	**412**	471
Other assets	**6,485**	5,083
	135,136	132,752
Liabilities		
Policy liabilities		
Actuarial liabilities	**92,786**	89,490
Other	**4,382**	4,488
Deposits and certificates	**808**	778
Funds held under reinsurance contracts	**1,964**	1,822
Debentures and other borrowings [Note 3]	**3,404**	3,402
Preferred shares of subsidiaries	**1,694**	1,625
Capital trust securities and debentures [Note 4]	**634**	646
Future income taxes	**972**	909
Other liabilities	**6,130**	9,008
	112,774	112,168
Non-controlling interests [Note 5]	**12,675**	11,983
Shareholders' Equity		
Stated capital [Note 6]		
Non-participating shares	**795**	795
Participating shares	**472**	442
Contributed surplus	**63**	59
Retained earnings	**7,562**	7,480
Accumulated other comprehensive income [loss] [Note 7]	**795**	(175)
	9,687	8,601
	135,136	132,752

CONSOLIDATED STATEMENTS OF EARNINGS

THREE MONTHS ENDED MARCH 31 [In millions of dollars, except per share amounts] [unaudited]	2007	2006
Revenues		
Premium income	**5,613**	3,695
Net investment income	**1,145**	1,374
Fees and media income	**1,516**	1,330
	8,274	6,399
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	4,001
Commissions	**596**	532
Operating expenses	**968**	904
Financing charges [Note 8]	**86**	82
	7,234	5,519
	1,040	880
Share of earnings of affiliates	**12**	7
Earnings before income taxes and non-controlling interests	**1,052**	887
Income taxes	**251**	254
Non-controlling interests [Note 5]	**438**	379
Net earnings	**363**	254
Earnings per participating share [Note 9]		
Basic	**0.78**	0.54
Diluted	**0.77**	0.54

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31 [In millions of dollars] [unaudited]	2007	2006
Net earnings	**363**	254
Other comprehensive income [loss]		
Net unrealized gains [losses] on available-for-sale assets		
Unrealized gains [losses]	**20**	-
Income tax on unrealized gains [losses]	**(4)**	-
Reclassification of realized [gains] losses to net earnings	**(72)**	-
Income tax on reclassification of realized [gains] losses to net earnings	**15**	-
	(41)	-
Net unrealized gains [losses] on cash flow hedges		
Unrealized gains [losses]	**2**	-
Income tax on unrealized gains [losses]	**-**	-
Reclassification of realized [gains] losses to net earnings	**27**	-
Income tax on reclassification of realized [gains] losses to net earnings	**(5)**	-
	24	-
Net unrealized gains [losses] on foreign currency translation	**(55)**	68
Other comprehensive income [loss] before non-controlling interests	**(72)**	68
Non-controlling interests	**57**	(29)
Other comprehensive income [loss]	**(15)**	39
Comprehensive income	**348**	293

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THREE MONTHS ENDED MARCH 31 [In millions of dollars] [unaudited]	**2007**	2006
Stated capital – Non-participating shares		
Non-participating shares, beginning of year	**795**	795
Issue of non-participating shares	**-**	-
Non-participating shares, end of period	**795**	795
Stated capital – Participating shares		
Participating shares, beginning of year	**442**	417
Issue of participating shares under stock option plan	**30**	11
Participating shares, end of period	**472**	428
Contributed surplus		
Contributed surplus, beginning of year	**59**	37
Stock options	**6**	7
Non-controlling interests	**(2)**	(2)
Contributed surplus, end of period	**63**	42
Retained earnings		
Retained earnings, beginning of year		
As previously reported	**7,480**	6,478
Change in accounting policy [Note 1]	**(181)**	-
As restated	**7,299**	6,478
Net earnings	**363**	254
Dividends to shareholders		
Non-participating shares	**(10)**	(10)
Participating shares	**(90)**	(76)
Retained earnings, end of period	**7,562**	6,646
Accumulated other comprehensive income [loss] [Note 7]		
Accumulated other comprehensive income [loss], beginning of year	**(175)**	(468)
Change in accounting policy [Note 1]	**985**	-
Other comprehensive income [loss]	**(15)**	39
Accumulated other comprehensive income [loss], end of period	**795**	(429)
Total Shareholders' Equity	**9,687**	7,482

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31 [in millions of dollars] [unaudited]	**2007**	2006
Operating activities		
Net earnings	**363**	254
Non-cash charges [credits]		
Increase [decrease] in policy liabilities	**(52)**	129
Decrease [increase] in funds held by ceding insurers	**288**	52
Increase [decrease] in funds held under reinsurance contracts	**26**	(78)
Amortization and depreciation	**32**	27
Future income taxes	**6**	75
Non-controlling interests	**438**	379
Other	**599**	(403)
Change in non-cash working capital	**(1,436)**	(497)
	264	(62)
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(195)**	(170)
Non-participating shares	**(10)**	(10)
Participating shares	**(90)**	(76)
	(295)	(256)
Issue of subordinated voting shares	**30**	11
Issue of common shares by subsidiaries	**19**	18
Repurchase of common shares by subsidiaries	**(18)**	(22)
Issuance of debentures and other borrowings	**13**	-
Repayment of debentures and other borrowings	**-**	(150)
Other	**20**	7
	(231)	(392)
Investment activities		
Bond sales and maturities	**6,532**	7,132
Mortgage loan repayments	**469**	438
Sales of shares	**413**	361
Real estate sales	**19**	119
Proceeds from securitizations	**311**	86
Change in loans to policyholders	**(34)**	(87)
Change in repurchase agreements	**(427)**	114
Investment in bonds	**(5,943)**	(7,093)
Investment in mortgage loans	**(939)**	(786)
Investment in shares	**(775)**	(400)
Investment in real estate	**(113)**	(72)
Other	**(9)**	(1)
	(496)	(189)
Effect of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase [decrease] in cash and cash equivalents	**(479)**	(613)
Cash and cash equivalents, beginning of period	**5,785**	5,332
Cash and cash equivalents, end of period	**5,306**	4,719

POWER CORPORATION OF CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED] MARCH 31, 2007

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

Note 1. Significant Accounting Policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at March 31, 2007 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated financial statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2006, except as noted below.

CHANGES IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises;* Section 3855, *Financial Instruments – Recognition and Measurement;* Section 3865, *Hedges;* Section 1530, *Comprehensive Income.*

Under these new standards, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading are reported in Net earnings. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other comprehensive income until they are realized by the Corporation or until the assets are other than temporarily impaired, at which time they are recorded in the Consolidated Statements of Earnings.

The Consolidated Statements of Comprehensive Income have been included in the Corporation's financial statements. The Consolidated Statements of Changes in Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Corporation's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts arising from using the equity method to account for the Corporation's investment in its affiliates are recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

With respect to Great-West Lifeco Inc. (Lifeco), certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Corporation's method of accounting for real estate or loans.

The remainder of the Corporation's investments in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in Net earnings, except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments or other contracts, which are not closely related to the host financial instrument or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Corporation.

Note 1. Significant Accounting Policies [continued]

Three types of hedging relationships are permitted under the new standards: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in Net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in Net earnings.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains of Lifeco with corresponding adjustments to actuarial liabilities and opening retained earnings.

The following table summarizes the adjustments required to adopt the new standards:

	DECEMBER 31, 2006 AS REPORTED	CHANGE IN ACCOUNTING POLICY	JANUARY 1, 2007 ADJUSTED
Assets			
Cash and cash equivalents	5,785	–	5,785
Investments			
Shares	5,598	844	6,442
Bonds	65,246	1,016	66,262
Mortgages and other loans	15,823	(46)	15,777
Loans to policyholders	6,776	–	6,776
Real estate	2,218	–	2,218
	95,661	1,814	97,475
Investment in affiliates, at equity	2,182	1,157	3,339
All other assets	29,124	(150)	28,974
	132,752	2,821	135,573
Liabilities			
Policy liabilities			
Actuarial liabilities	89,490	3,896	93,386
Other	4,488	–	4,488
Debentures and other borrowings	3,402	–	3,402
Preferred shares of subsidiaries	1,625	71	1,696
Capital trust securities and debentures	646	–	646
Future income taxes	909	25	934
All other liabilities	11,608	(2,464)	9,144
	112,168	1,528	113,696
Non-controlling interests	11,983	489	12,472
Shareholders' Equity			
Stated capital			
Non-participating shares	795	–	795
Participating shares	442	–	442
Contributed surplus	59	–	59
Retained earnings	7,480	(181)	7,299
Accumulated other comprehensive income	–	810	810
Foreign currency translation adjustments	(175)	175	–
	8,601	804	9,405
	132,752	2,821	135,573

Note 1. Significant Accounting Policies (continued)

FUTURE ACCOUNTING CHANGES

CAPITAL DISCLOSURES

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Corporation.

FINANCIAL INSTRUMENTS DISCLOSURE AND PRESENTATION

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

COMPARATIVE FIGURES

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatements of comparative information under the new standards.

Note 2. Investments

					MARCH 31, 2007	DECEMBER 31, 2006
	AVAILABLE FOR SALE	HELD FOR TRADING	LOANS AND RECEIVABLES	NON-FINANCIAL INSTRUMENTS	TOTAL	
Shares	**2,060**	**4,725**	–	–	**6,785**	5,598
Bonds	**5,148**	**59,863**	**9,850**	–	**74,861**	65,246
Mortgages and other loans	–	–	**15,881**	–	**15,881**	15,823
Loans to policyholders	–	–	**6,731**	–	**6,731**	6,776
Real estate	–	–	–	**2,226**	**2,226**	2,218
	7,208	**64,588**	**32,462**	**2,226**	**106,484**	95,661

Note 3. Debentures and Other Borrowings

	MARCH 31, 2007	DECEMBER 31, 2006
Power Financial Corporation		
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**203**	204
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	**201**	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	**345**	351
Notes payable with interest of 8.0%	**8**	8
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Bankers' Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013 [effective rate of 8.22% at December 31, 2006]	**50**	50
Bank loan at prime plus a premium, varying between 0.375% to 2.5% due May 13, 2010 [effective rate 6.08% at December 31, 2006]	**46**	33
	3,404	3,402

Note 4. Capital Trust Securities and Debentures

	MARCH 31, 2007	DECEMBER 31, 2006
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	**350**	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	**300**	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	**150**	150
	800	800
Acquisition-related fair market value adjustment	**30**	31
Capital trust securities held by consolidated group as temporary investments	**(196)**	(185)
	634	646

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

Note 5. Non-Controlling Interests

	MARCH 31, 2007	DECEMBER 31, 2006
Non-controlling interests include		
Participating policyholders	**2,042**	1,884
Preferred shareholders of subsidiaries	**2,653**	2,653
Common shareholders of subsidiaries	**7,980**	7,446
	12,675	11,983

THREE MONTHS ENDED MARCH 31	2007	2006
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	**29**	30
Dividends to preferred shareholders of subsidiaries	**37**	30
Earnings attributable to common shareholders of subsidiaries	**372**	319
	438	379

Note 6. Capital Stock and Stock Option Plan

STATED CAPITAL

	MARCH 31, 2007	DECEMBER 31, 2006
Non-Participating Shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 899,878 shares	**45**	45
Series A First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series D First Preferred Shares		
Authorized and issued – 10,000,000 shares	**250**	250
	795	795
Participating Shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 48,854,772 shares	**27**	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 404,851,082 [2006 – 402,606,144] shares	**445**	415
	472	442

STOCK-BASED COMPENSATION

During the first quarter of 2007, 1,209,075 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2006). The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006
Dividend yield	**2.1%**	–
Expected volatility	**15.5%**	–
Risk-free interest rate	**4.0%**	–
Expected life [years]	**7**	–
Fair value per option granted [$/option]	**$7.11**	–

For the three months ended March 31, 2007, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $6 million ($7 million in 2006).

Options were outstanding at March 31, 2007 to purchase, until March 25, 2017, 11,158,972 subordinate voting shares at various prices from $11.3625 to $37.07. During the three months ended March 31, 2007, 2,244,938 subordinate voting shares (1,285,015 in 2006) were issued under the Corporation's plan for an aggregate consideration of $30 million ($11 million in 2006).

Note 7. Accumulated Other Comprehensive Income

THREE MONTHS ENDED MARCH 31, 2007	UNREALIZED GAINS [LOSSES], ON AVAILABLE-FOR-SALE ASSETS	CASH FLOW HEDGES	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance, beginning of year	–	–	(175)	(175)
Change in accounting policy [Note 1]	1,708	(43)	–	1,665
Income taxes	(135)	8	–	(127)
	1,573	(35)	–	1,538
Non-controlling interests	(574)	21	–	(553)
Net change in accounting policy	999	(14)	–	985
Other comprehensive income [loss]	(52)	29	(55)	(78)
Income taxes	11	(5)	–	6
	(41)	24	(55)	(72)
Non-controlling interests	39	(15)	33	57
	(2)	9	(22)	(15)
Balance, end of period	997	(5)	(197)	795

THREE MONTHS ENDED MARCH 31, 2006	UNREALIZED GAINS [LOSSES], ON AVAILABLE-FOR-SALE ASSETS	CASH FLOW HEDGES	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance, beginning of year	–	–	(468)	(468)
Other comprehensive income [loss]	–	–	68	68
Income taxes	–	–	–	–
	–	–	68	68
Non-controlling interests	–	–	(29)	(29)
	–	–	39	39
Balance, end of period	–	–	(429)	(429)

Note 8. Financing Charges

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

THREE MONTHS ENDED MARCH 31	2007	2006
Interest on debentures and other borrowings	56	53
Preferred share dividends	16	19
Interest on capital trust debentures	12	12
Distributions on capital trust securities held by consolidated group as temporary investments	(3)	(3)
Other	5	1
	86	82

Note 9. Earnings Per Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

THREE MONTHS ENDED MARCH 31	2007	2006
Net earnings	**363**	254
Dividends on non-participating shares	**(10)**	(10)
Net earnings available to participating shareholders	**353**	244
Weighted number of participating shares outstanding [millions]		
— Basic	**452.4**	449.6
Exercise of stock options	**11.2**	11.9
Shares assumed to be repurchased with proceeds from exercise of stock options	**(7.0)**	(6.7)
Weighted number of participating shares outstanding [millions]		
— Diluted	**456.6**	454.8

Note 10. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

THREE MONTHS ENDED MARCH 31	2007	2006
Pension plans	**16**	25
Other post-retirement benefits	**7**	8
	23	33

Note 11. Securitizations

During the first quarter of 2007, IGM Financial Inc. (IGM) securitized $314 million ($86 million in 2006) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $311 million ($86 million in 2006). IGM's retained interest in the securitized loans was valued at $9 million ($2 million in 2006). A pre-tax gain on sale of $3 million (nil in 2006) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

Note 12. Segmented Information

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2007	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	**5,613**	**–**	**–**	**–**	**5,613**
Net investment income	**1,002**	**63**	**–**	**80**	**1,145**
Fees and media income	**764**	**658**	**–**	**94**	**1,516**
	7,379	**721**	**–**	**174**	**8,274**
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	**–**	**–**	**–**	**5,584**
Commissions	**378**	**231**	**–**	**(13)**	**596**
Operating expenses	**667**	**157**	**–**	**144**	**968**
Financing charges	**51**	**22**	**–**	**13**	**86**
	6,680	**410**	**–**	**144**	**7,234**
	699	**311**	**–**	**30**	**1,040**
Share of earnings of affiliates	**–**	**–**	**18**	**(6)**	**12**
Earnings before income taxes and non-controlling interests	**699**	**311**	**18**	**24**	**1,052**
Income taxes	**138**	**99**	**–**	**14**	**251**
Non-controlling interests	**320**	**134**	**6**	**(22)**	**438**
Contribution to consolidated net earnings	**241**	**78**	**12**	**32**	**363**

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,695	–	–	–	3,695
Net investment income	1,323	57	–	(6)	1,374
Fees and media income	657	589	–	84	1,330
	5,675	646	–	78	6,399
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,001	–	–	–	4,001
Commissions	342	202	–	(12)	532
Operating expenses	626	149	–	129	904
Financing charges	47	22	–	13	82
	5,016	373	–	130	5,519
	659	273	–	(52)	880
Share of earnings of affiliates	–	–	10	(3)	7
Earnings before income taxes and non-controlling interests	659	273	10	(55)	887
Income taxes	169	87	–	(2)	254
Non-controlling interests	282	118	3	(24)	379
Contribution to consolidated net earnings	208	68	7	(29)	254

Note 13. Acquisitions

PUTNAM INVESTMENTS TRUST

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $402 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. *Internal Revenue Code* that will result in a tax benefit that Lifeco intends to securitize for approximately $632 million (US$550 million). In aggregate these transactions represent a value of approximately $4.5 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

OTHER ACQUISITIONS

On April 9, 2007, Great-West Life Annuity Insurance Company (GWL&A) entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

POWER FINANCIAL CORPORATION

PART B

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

FINANCIAL STATEMENTS AND NOTES

MARCH 31, 2007

The attached documents concerning Power Financial Corporation are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Statements.

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

MAY 9, 2007

The following sets forth management's discussion and analysis (the MD&A) of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month period ended March 31, 2007 (the interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month period ended March 31, 2007, management's discussion and analysis of operating results for the year ended December 31, 2006 (the 2006 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2006 (the 2006 Consolidated Financial Statements). Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements in this MD&A, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial, its subsidiaries or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Changes to Internal Controls

During the first quarter of 2007, there were no changes in the Corporation's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

Overview

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds, together with the Frère group of Belgium, an interest in Pargesa Holding S.A. (Pargesa).

For a more complete description of the activities and results for Lifeco and IGM, readers are referred to parts C and D of this interim MD&A which consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies in accordance with applicable securities legislation. This information is also available either directly from SEDAR (www.sedar.com) or from the Web sites of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com).

On March 31, 2007, Power Financial and IGM held 70.5% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

On the same date, Power Financial and The Great-West Life Assurance Company (Great-West Life) held 55.9% and 3.5%, respectively, of IGM's common shares.

Part E consists of information relating to Pargesa derived from the press release issued by Pargesa on May 3, 2007.

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of March 2007 held a 54.1% equity interest in Pargesa, representing 62.9% of the voting rights of that company.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, Groupe Bruxelles Lambert (GBL). As of March 31, 2007, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; cement and building materials through Lafarge and wine and spirits through Pernod Ricard, in which GBL made its initial investment in the latter part of 2006. In addition, Pargesa and GBL have also invested or committed to invest in the area of private equity, including in the French private equity funds Sagard 1 and 2, whose management company is a subsidiary of Power Corporation of Canada (Power Corporation).

As previously disclosed, GBL sold to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The transaction closed on July 4, 2006. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million.

Outstanding Number of Common Shares

As of the date hereof, there were 704,893,680 common shares of the Corporation outstanding, compared with 704,813,680 as of December 31, 2006 and December 31, 2005. The increase in the number of outstanding common shares results from the exercise of stock options under the Corporation's Employee Stock Option Plan.

Basis of Presentation and Summary of Accounting Policies

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

Changes in Accounting Policies

Effective January 1, 2007, the Corporation adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises, replace all previous guidance on these items issued by the CICA.

These standards require that all financial assets be classified as available for sale, held to maturity, trading, or loans and receivables. The standards require that all financial assets be carried at fair value, if determinable, in the balance sheet, except loans and receivables, including mortgages and securities classified as held to maturity, which are carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which are carried at fair value, or other than held for trading, which are carried at amortized cost using the effective interest method.

Changes in the fair value of trading securities are reported in earnings, while changes in the fair value of securities that are available for sale are recorded in Other comprehensive income until realized or impaired, at which time they are recorded in the statement of earnings. All derivatives, including embedded derivatives that must be separately accounted for, except those described below, must be recorded at fair value in the balance sheet and the changes in fair value must be recorded in the statement of earnings.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the statement of earnings. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which will be reclassified to earnings when the hedged transaction impacts earnings. Any hedge ineffectiveness on a cash flow hedge is recorded in the statement of earnings.

A consolidated statement of comprehensive income is included in the Corporation's financial statements. Unrealized gains and losses on financial assets that are held as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the statement of comprehensive income until recognized in the statement of earnings. Accumulated other comprehensive income forms part of Shareholders' equity.

As described in Part C of this interim MD&A, investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. The impact for assets backing actuarial liabilities is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Corporation's method of accounting for real estate or loans.

In addition, effective January 1, 2007, Lifeco no longer defers net realized gains on financial instruments (bonds, shares, and mortgages), nor does it carry investments in shares at cost plus a moving average market value adjustment for unrealized gains and losses. On January 1, 2007, deferred net realized gains on bonds, shares, and mortgages carried on the balance sheet were eliminated with corresponding adjustments to retained earnings and actuarial liabilities. At December 31, 2006, deferred net realized gains totalled $2,821 million or $2,628 million excluding real estate.

On January 1, 2007, IGM's securities portfolio was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost. Deposits and certificates were classified as other than held for trading and are carried at amortized cost.

As mentioned above, a significant portion of the Pargesa portfolio — namely the investments in Total, Suez, Lafarge and Pernod Ricard — are not consolidated or accounted for using the equity method. These investments have been classified by Pargesa as available for sale investments.

As a consequence of the new standards, transition adjustments were made on January 1, 2007 to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet and to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities. The following table summarizes the adjustments required to adopt the new standards:

CONSOLIDATED BALANCE SHEET

	DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	JANUARY 1, 2007
Assets					
Cash and cash equivalents	5,138				5,138
Investments					
Shares	4,602	661	96		5,359
Bonds	65,246	1,016			66,262
Mortgages and other loans	15,823	(46)			15,777
Loans to policyholders	6,776				6,776
Real estate	2,218				2,218
	94,665	1,631	96		96,392
Investment in affiliate, at equity	2,137			1,157	3,294
All other assets	28,546	(153)	3		28,396
	130,486	1,478	99	1,157	133,220
Liabilities					
Policy liabilities	93,978	3,896			97,874
Funds held under reinsurance contracts	1,822	121			1,943
Deferred net realized gains	2,821	(2,628)			193
Preferred shares of the Corporation	300				300
Preferred shares of subsidiaries	1,325	71			1,396
All other liabilities	11,605		53		11,658
	111,851	1,460	53		113,364
Non-controlling interests	7,213	99	19		7,331
Shareholders' equity					
Preferred shares	1,400				1,400
Common shares	593				593
Contributed surplus	56				56
Retained earnings	9,621	(272)			9,349
Accumulated other comprehensive income		191	27	1,157	1,375
Accumulated other comprehensive income [Foreign currency translation]	(248)				(248)
	11,422	(81)	27	1,157	12,525
	130,486	1,478	99	1,157	133,220

For specific details as to the effect of these new standards on the Corporation and more specifically on Lifeco's and IGM's financial statements, the reader is referred to Parts C and D of this MD&A.

Inclusion of Pargesa's Results

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio currently consists primarily of investments in Imerys, Total, Suez, Lafarge and Pernod Ricard, which are held by Pargesa directly or through GBL. Imerys is consolidated in the financial statements of Pargesa while the contribution from Total, Suez, Lafarge and Pernod Ricard (which will contribute for the first time in 2007) to GBL's earnings consists of the dividends received from these companies.

The contribution from Pargesa to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of "Other income" in the Corporation's financial statements.

Results of Power Financial Corporation

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

› operating earnings; and

› other items, which includes, but is not limited to, the impact on the Corporation's net earnings of Other income as presented in the Corporation's consolidated statements of earnings (net of income tax and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

For the three-month periods ended March 31, 2007 and 2006, Other income was nil.

POWER FINANCIAL CORPORATION

Review of Financial Performance

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	THREE MONTHS ENDED MARCH 31			
	2007		2006	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution to operating earnings from subsidiaries and affiliate	**499**		426	
Results from corporate activities	**(13)**		(14)	
Sub-total	**486**		412	
Dividends on preferred shares, Series C and J	**(4)**		(4)	
Operating earnings[2]	**482**	**0.66**	408	0.56
Other items	–	–	–	–
Net earnings	**482**	**0.66**	408	0.56

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $19 million and $16 million in the three-month periods ended March 31, 2007 and 2006, respectively.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares from operating earnings.

OPERATING EARNINGS

Operating earnings for the three-month period ended March 31, 2007 were $482 million, or $0.66 per share, compared with $408 million, or $0.56 per share in the same period in 2006. This represents an 18.4% increase on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 17.1% in the first quarter of 2007, compared with the same period in 2006, from $426 million to $499 million.

Lifeco's contribution to Power Financial's operating earnings was $363 million for the three-month period in 2007, compared with $313 million for the corresponding period in 2006.

› Lifeco reported net income to common shareholders for the three months ended March 31, 2007 of $514 million, compared with $446 million for the same period in 2006, an increase of 15%. Earnings per share were $0.576 for the period, compared with $0.501 in the corresponding period in 2006, an increase of 15% for the quarter.

For the three-month periods ended March 31, the contribution from IGM to operating earnings was $118 million in 2007, compared with $103 million in 2006.

› IGM reported net income for the three months ended March 31, 2007 of $211 million, compared with $185 million for the same period in 2006, an increase of 13.7%. Diluted earnings per share were $0.79 for the period, compared with $0.69 in 2006, an increase of 14.5% for the quarter.

The contribution from the European affiliate to Power Financial's operating earnings was $18 million in 2007, compared with $10 million in the corresponding period in 2006.

- Pargesa's operating results for the first quarter of 2007 were SF78 million, compared with SF45 million in the corresponding period in 2006.
- As noted above, as a consequence of the sale by GBL of its interest in Bertelsmann in July 2006, the results of Pargesa commencing in the third quarter of 2006 no longer include a contribution from this company when comparing with the first quarter of 2006. This was however more than offset by Pargesa's share of gains recorded by GBL from its investment in private equity funds, including Sagard 1, a French private equity fund, managed by a subsidiary of Power Corporation as well as by higher net interest income. Results of Pargesa for the first quarter do not include any contribution from Total, Suez, Lafarge and Pernod Ricard as these companies do not pay dividends in the first quarter.

As noted above, Parts C and D consist of the interim MD&A and financial statements of Lifeco and IGM, as prepared and disclosed by these companies in accordance with applicable securities legislation. Part E consists of information relating to Pargesa, derived from publicly disclosed information.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were net charges of $13 million and $14 million in the first quarters of 2007 and 2006, respectively. The variance reflects, mainly, higher income from investments in 2007 compared with 2006, resulting primarily from an increase in both average cash balances and returns partly offset by an increase in operating expenses.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $4 million in the three-month periods of 2007 and 2006.

OTHER ITEMS

For the three-month period ended March 31, 2007, other items not included in operating earnings was nil as in the corresponding period of 2006.

NET EARNINGS

Therefore, net earnings for the quarter were $482 million or $0.66 per share in the first quarter of 2007, compared with $408 million or $0.56 per share in the corresponding period in 2006.

Financial Position, Liquidity and Capital Resources

CONDENSED SUPPLEMENTARY BALANCE SHEET

	MARCH 31, 2007	DECEMBER 31, 2006	MARCH 31, 2007	DECEMBER 31, 2006
	CONSOLIDATED BASIS			EQUITY BASIS[1]
Assets				
Cash and cash equivalents	**4,583**	5,138	**729**	730
Investments at equity	**3,331**	2,137	**12,903**	11,592
Other investments	**105,300**	94,665		
Other assets	**19,416**	28,546	**84**	81
Total	**132,630**	130,486	**13,716**	12,403
Liabilities				
Policy liabilities				
Actuarial liabilities	**92,786**	89,490		
Other	**4,382**	4,488		
Other liabilities	**9,626**	12,283	**429**	431
Preferred shares of the Corporation	**300**	300	**300**	300
Preferred shares of subsidiaries	**1,394**	1,325		
Capital trust securities and debentures	**634**	646		
Debentures and other borrowings	**3,308**	3,319	**250**	250
	112,430	111,851	**979**	981
Non-controlling interests	**7,463**	7,213		
Shareholders' equity				
Perpetual preferred shares	**1,400**	1,400	**1,400**	1,400
Common shareholders' equity	**11,337**	10,022	**11,337**	10,022
	12,737	11,422	**12,737**	11,422
Total	**132,630**	130,486	**13,716**	12,403
Consolidated assets and assets under administration	**350,805**	339,996		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities. Parts C and D of this MD&A relating to these subsidiaries include a presentation of their balance sheets.

Total assets increased to $132,630 million at March 31, 2007, compared with $130,486 million at December 31, 2006. The increase in assets is primarily due to the transitional adjustments related to the application of the new accounting standards on financial instruments, as described above. The increase in Other investments reflects in particular the effect of the Equitable Life transaction in the European segment of Lifeco, in which $9.5 billion of invested assets were acquired. This transaction closed during the first quarter of 2007 and as a consequence Other assets decreased by a corresponding amount, reflecting a reduction in funds held by ceding insurers.

Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market values. The market value of Lifeco's segregated funds was $93 billion at the end of March 2007, compared with $90 billion at the end of 2006. IGM's assets under management at market value, including those of Mackenzie Financial Corporation (Mackenzie) and Investment Planning Counsel, were $123 billion at the end of March 2007, compared with $119 billion at the end of 2006.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's Shareholders' equity, and is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $729 million at the end of March 2007, compared with $730 million at the end of December 2006.

In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions. As at March 31, 2007, 99% of the $729 million of cash and cash equivalents were denominated in Canadian dollars.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased to $12,903 million, compared with $11,592 million at the end of December 2006. This increase is mainly due to:

› Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, amounting to $275 million;

› the impact of new accounting rules on financial instruments which became effective for the Corporation as of January 1, 2007, for a net amount of $1,036 million, which represents principally Power Financial's share of Other comprehensive income from its subsidiaries and affiliate. This item includes the impact of the transitional adjustment recognized on January 1, 2007 (first time application of the new rules) for an amount of $1,103 million; and

› a negative variation of $38 million in foreign currency translation adjustments, related to the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa.

Cash Flows

CONSOLIDATED CASH FLOWS

	THREE MONTHS ENDED MARCH 31	
	2007	2006
Cash flow from operating activities	**208**	(40)
Cash flow from financing activities	**(299)**	(431)
Cash flow from investing activities	**(448)**	(169)
Effect of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase [decrease] in cash and cash equivalents	**(555)**	(610)
Cash and cash equivalents, beginning of year	**5,138**	4,642
Cash and cash equivalents, end of period	**4,583**	4,032

On a consolidated basis, cash and cash equivalents decreased by $555 million in the three-month period ended March 31, 2007, compared with a decrease of $610 million in the corresponding period in 2006.

Operating activities produced a net inflow of $208 million in the three-month period ended March 31, 2007, compared with a net outflow of $40 million in the corresponding period in 2006.

› For 2007, Lifeco's cash flow from operations was a net inflow of $178 million, compared with a net outflow of $52 million in the corresponding period in 2006. The increase in cash flow from operations compared to 2006 is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. Cash flows generated by operations were used to acquire an additional $310 million of invested assets, including bonds, shares, mortgages and real estate to support policy liabilities and to fund financing activities.

› Operating activities of IGM, before payment of commissions, generated $174 million in 2007, as compared with $165 million in 2006. Cash commissions paid were $117 million in the first quarter of 2007, compared with $121 million in the first quarter of 2006.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $299 million in 2007, compared with net outflows of $431 million in 2006.

Financing activities during the quarter ended March 31, 2007 compared to the same period in 2006 include:

› Dividends paid on a consolidated basis in 2007 of $320 million, compared with $279 million in 2006.

› There was no repayment of long-term debt in 2007, compared with $150 million in 2006, which consisted of the repayment by Power Financial of its $150 million debentures which matured in January 2006.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $18 million in 2007, compared with $22 million in 2006.

Cash flows from investing activities resulted in net outflows of $448 million in 2007, compared with net outflows of $169 million in the same period in 2006.

› Investing activities at Lifeco in 2007 resulted in a net outflow of $310 million, as mentioned above, compared with a net outflow of $40 million in 2006.

› Investing activities at IGM resulted in a net outflow of $138 million in 2007, compared with a net outflow of $129 million in 2006.

Cash flows from activities of Lifeco and IGM are described in their respective MD&A in Parts C and D of this MD&A related to these subsidiaries.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and income taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide ratings related to financial strength and other measures relating to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends declared by Lifeco and IGM in 2007 on their common shares amounted to $0.255 and $0.4275 per share, respectively, compared with $0.22375 and $0.37 per share, respectively, in the first quarter of 2006.

Pargesa pays its dividends in the second quarter. The dividend payable in 2007, which was approved at Pargesa's annual meeting held on May 3, 2007, amounts to SF2.37 per bearer share, compared with SF2.15 in 2006.

In the first quarter of 2007, Power Financial declared dividends of $0.2675 per share on its common shares compared with $0.2325 per share in the same period in 2006. This represents a 15.1% increase.

Shareholders' Equity

Common shareholders' equity was $11,337 million at the end of March 2007, compared with $10,022 million at December 31, 2006. The increase of $1,315 million is mainly due to:

› a $3 million increase in retained earnings, reflecting net earnings of $482 million, dividends declared of $207 million and a negative amount of $272 million resulting from the change in accounting policy as described in the section on Changes in Accounting Policies;

› the first time recording of Other comprehensive income in the amount of $1,375 million. For more details, refer to the section on Changes in Accounting Policies; and

› changes to accumulated other comprehensive income of negative $67 million, which includes a negative variation of $38 million in foreign currency translation, as mentioned previously.

There were 80,000 common shares issued by the Corporation in the first quarter of 2007 pursuant to the Corporation's Employee Stock Option Plan, for an amount of $1 million.

As a result of the above, book value per common share of the Corporation increased to $16.08 at the end of March 2007, compared with $14.22 at the end of 2006.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Preferred shares		
Cumulative	Pfd-1 (low)	Canadian scale P-1 (Low) Global scale A-
Non-cumulative	Pfd-1 (low)	Canadian scale P-1 (Low) Global scale A-
Senior debentures	AA (low)	A+

[1] On February 1, 2007, Dominion Bond Rating Service placed the ratings "Under Review with Developing Implications" following the announcement by Lifeco to acquire Putnam Investments Trust (Putnam).

[2] The outlook and the Corporation's ratings are stable. On February 1, 2007, Standard & Poor's Ratings Services confirmed ratings were unaffected following the announcement by Lifeco to acquire Putnam.

Summary of Critical Accounting Estimates

There were no changes to the critical accounting estimates from those reported at December 31, 2006 (please refer to the 2006 MD&A).

Off-Balance Sheet Arrangements

SECURITIZATIONS

There were no changes to IGM's liquidity management practices related to securitizations during the three-month period ended March 31, 2007. IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. In 2007, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $311 million (2006—$86 million). Securitized loans serviced at March 31, 2007 totalled $1,762 million, compared with $1,547 million at the end of 2006. The fair value of IGM's retained interest was $46 million at March 31, 2007 and $43 million at December 31, 2006.

Commitments/Contractual Obligations

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries from those reported at the end of 2006.

Financial Instruments

DERIVATIVE FINANCIAL INSTRUMENTS

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies. The Corporation and its subsidiaries have each established operating policies and processes relating to the use of derivative financial instruments, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships; and
- monitoring the hedging relationships.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2007. In addition, there has not been a material change in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments which are in a gain position. For an overview of the use of derivative financial instruments, please refer to the 2006 MD&A and to Note 23 to the 2006 Consolidated Financial Statements.

Summary of Quarterly Results

	2007				2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**8,068**	9,096	7,179	7,230	6,285	7,092	5,734	6,283	6,975
Operating earnings [1][2][3]	**482**	472	439	483	408	450	414	449	381
per share — basic	**0.66**	0.65	0.60	0.66	0.56	0.61	0.57	0.62	0.52
Other items [2]	**-**	2	356	(5)	-	(9)	(24)	2	(2)
per share — basic	**-**	-	0.50	(0.01)	-	(0.01)	(0.03)	0.00	0.00
Net earnings	**482**	474	795	478	408	441	390	451	379
per share — basic	**0.66**	0.65	1.10	0.65	0.56	0.60	0.54	0.62	0.52
per share — diluted	**0.65**	0.64	1.10	0.65	0.55	0.60	0.53	0.62	0.52

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total, Suez, Lafarge (starting in 2006), and Pernod Ricard (starting in 2007), as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which was considered a preferred dividend (Pargesa's share: SF37 million in 2006 and SF30 million in 2005) and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Pernod Ricard (Pargesa has not received to date any dividend from Pernod Ricard) are received once a year, during the second quarter. Total pays its dividend in two instalments, in the second and fourth quarters.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other items in 2005 also included Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to the 2006 MD&A), as well as, in the third quarter of 2006, an amount of $356 million representing the impact on the Corporation of the gain recorded by GBL as a result of the sale of its interest in Bertelsmann.

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation — Non-GAAP Financial Measures.

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	MARCH 31, 2007 [unaudited]	DECEMBER 31, 2006
Assets		
Cash and cash equivalents	**4,583**	5,138
Investments [Note 2]		
Shares	**5,601**	4,602
Bonds	**74,861**	65,246
Mortgages and other loans	**15,881**	15,823
Loans to policyholders	**6,731**	6,776
Real estate	**2,226**	2,218
	105,300	94,665
Funds held by ceding insurers	**1,866**	12,371
Investment in affiliate, at equity	**3,331**	2,137
Intangible assets	**2,605**	2,615
Goodwill	**8,364**	8,342
Future income taxes	**411**	455
Other assets	**6,170**	4,763
	132,630	130,486
Liabilities		
Policy liabilities		
Actuarial liabilities	**92,786**	89,490
Other	**4,382**	4,488
Deposits and certificates	**808**	778
Funds held under reinsurance contracts	**1,964**	1,822
Debentures and other borrowings [Note 3]	**3,308**	3,319
Preferred shares of the Corporation [Note 6]	**300**	300
Preferred shares of subsidiaries	**1,394**	1,325
Capital trust securities and debentures [Note 4]	**634**	646
Future income taxes	**914**	853
Other liabilities	**5,940**	8,830
	112,430	111,851
Non-controlling interests [Note 5]	**7,463**	7,213
Shareholders' Equity		
Stated capital [Note 6]		
Perpetual preferred shares	**1,400**	1,400
Common shares	**594**	593
Contributed surplus	**59**	56
Retained earnings	**9,624**	9,621
Accumulated other comprehensive income [loss] [Note 7]	**1,060**	(248)
	12,737	11,422
	132,630	130,486

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

THREE MONTHS ENDED MARCH 31 [in millions of dollars, except per share amounts] [unaudited]	2007	2006
Revenues		
Premium income	**5,613**	3,695
Net investment income	**1,047**	1,356
Fee income	**1,408**	1,234
	8,068	6,285
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	4,001
Commissions	**596**	532
Operating expenses	**839**	789
Financing charges [Note 8]	**85**	81
	7,104	5,403
	964	882
Share of earnings of affiliate	**18**	10
Earnings before income taxes and non-controlling interests	**982**	892
Income taxes	**237**	253
Non-controlling interests [Note 5]	**263**	231
Net earnings	**482**	408
Earnings per common share [Note 9]		
Basic	**0.66**	0.56
Diluted	**0.65**	0.55

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31 [in millions of dollars] [unaudited]	2007	2006
Net earnings	**482**	408
Other comprehensive income [loss]		
Net unrealized gains [losses] on available-for-sale assets		
Unrealized gains [losses]	**(13)**	–
Income tax on unrealized gains [losses]	**3**	–
Reclassification of realized [gains] losses to net earnings	**(72)**	–
Income tax on reclassification of realized [gains] losses to net earnings	**15**	–
	(67)	–
Net unrealized gains [losses] on cash flow hedges		
Unrealized gains [losses]	**2**	–
Income tax on unrealized gains [losses]	**–**	–
Reclassification of realized [gains] losses to net earnings	**27**	–
Income tax on reclassification of realized [gains] losses to net earnings	**(5)**	–
	24	–
Net unrealized gains [losses] on foreign currency translation	**(58)**	67
Other comprehensive income before non-controlling interests	**(101)**	67
Non-controlling interests	**34**	(9)
Other comprehensive income [loss]	**(67)**	58
Comprehensive income	**415**	466

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THREE MONTHS ENDED MARCH 31 [in millions of dollars] [unaudited]	**2007**	2006
Stated capital – Perpetual preferred shares		
Perpetual preferred shares, beginning of year	**1,400**	1,200
Issue of perpetual preferred shares	**-**	-
Perpetual preferred shares, end of period	**1,400**	1,200
Stated capital – Common shares		
Common shares, beginning of year	**593**	593
Issue of common shares under stock option plan	**1**	-
Common shares, end of period	**594**	593
Contributed surplus		
Contributed surplus, beginning of year	**56**	38
Stock options	**4**	5
Non-controlling interests	**(1)**	(1)
Contributed surplus, end of period	**59**	42
Retained earnings		
Retained earnings, beginning of year		
As previously reported	**9,621**	8,249
Change in accounting policy [Note 1]	**(272)**	-
As restated	**9,349**	8,249
Net earnings	**482**	408
Dividends to shareholders		
Perpetual preferred shares	**(19)**	(16)
Common shares	**(188)**	(164)
Retained earnings, end of period	**9,624**	8,477
Accumulated other comprehensive income [loss] [Note 7]		
Accumulated other comprehensive income [loss], beginning of year	**(248)**	(682)
Change in accounting policy [Note 1]	**1,375**	-
Other comprehensive income [loss]	**(67)**	58
Accumulated other comprehensive income [loss], end of period	**1,060**	(624)
Total Shareholders' Equity	**12,737**	9,688

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31 [in millions of dollars] [unaudited]	2007	2006
Operating activities		
Net earnings	**482**	408
Non-cash charges [credits]		
Increase [decrease] in policy liabilities	**(52)**	129
Decrease [increase] in funds held by ceding insurers	**288**	52
Increase [decrease] in funds held under reinsurance contracts	**26**	(78)
Amortization and depreciation	**27**	24
Future income taxes	**9**	75
Non-controlling interests	**263**	231
Other	**718**	(428)
Change in non-cash working capital	**(1,553)**	(453)
	208	(40)
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(113)**	(98)
Perpetual preferred shares	**(19)**	(17)
Common shares	**(188)**	(164)
	(320)	(279)
Issue of common shares	**1**	-
Issue of common shares by subsidiaries	**18**	18
Repurchase of common shares by subsidiaries	**(18)**	(22)
Repayment of debentures and other borrowings	**-**	(150)
Other	**20**	2
	(299)	(431)
Investment activities		
Bond sales and maturities	**6,532**	7,132
Mortgage loan repayments	**469**	438
Sales of shares	**365**	347
Real estate sales	**19**	119
Proceeds from securitizations	**311**	86
Change in loans to policyholders	**(34)**	(87)
Change in repurchase agreements	**(427)**	114
Investment in bonds	**(5,943)**	(7,093)
Investment in mortgage loans	**(939)**	(786)
Investment in shares	**(683)**	(363)
Investment in real estate	**(113)**	(72)
Other	**(5)**	(4)
	(448)	(169)
Effect of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase [decrease] in cash and cash equivalents	**(555)**	(610)
Cash and cash equivalents, beginning of period	**5,138**	4,642
Cash and cash equivalents, end of period	**4,583**	4,032

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

Note 1. Significant Accounting Policies

The interim unaudited consolidated financial statements of Power Financial Corporation at March 31, 2007 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated financial statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2006, except as noted below.

CHANGES IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

Under these new standards, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading are reported in Net earnings. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other comprehensive income until they are realized by the Corporation or until the assets are other than temporarily impaired, at which time they are recorded in the Consolidated Statements of Earnings.

The Consolidated Statements of Comprehensive Income have been included in the Corporation's financial statements. The Consolidated Statements of Changes in Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Corporation's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts arising from using the equity method to account for the Corporation's investment in its affiliate are recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

With respect to Great-West Lifeco Inc. (Lifeco), certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Corporation's method of accounting for real estate or loans.

The remainder of the Corporation's investment in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in Net earnings, except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments or other contracts, which are not closely related to the host financial instrument or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Corporation.

Note 1. Significant Accounting Policies [continued]

Three types of hedging relationships are permitted under the new standards: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in Net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in Net earnings.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains of Lifeco with corresponding adjustments to actuarial liabilities and opening retained earnings.

The following table summarizes the adjustments required to adopt the new standards:

	DECEMBER 31, 2006 AS REPORTED	CHANGE IN ACCOUNTING POLICY	JANUARY 1, 2007 ADJUSTED
Assets			
Cash and cash equivalents	5,138	–	5,138
Investments			
Shares	4,602	757	5,359
Bonds	65,246	1,016	66,262
Mortgages and other loans	15,823	(46)	15,777
Loans to policyholders	6,776	–	6,776
Real estate	2,218	–	2,218
	94,665	1,727	96,392
Investment in affiliate, at equity	2,137	1,157	3,294
All other assets	28,546	(150)	28,396
	130,486	2,734	133,220
Liabilities			
Policy liabilities			
Actuarial liabilities	89,490	3,896	93,386
Other	4,488	–	4,488
Debentures and other borrowings	3,319	–	3,319
Preferred shares of the Corporation	300	–	300
Preferred shares of subsidiaries	1,325	71	1,396
Capital trust securities and debentures	646	–	646
Future income taxes	853	10	863
All other liabilities	11,430	(2,464)	8,966
	111,851	1,513	113,364
Non-controlling interests	7,213	118	7,331
Shareholders' Equity			
Stated capital			
Perpetual preferred shares	1,400	–	1,400
Common shares	593	–	593
Contributed surplus	56	–	56
Retained earnings	9,621	(272)	9,349
Accumulated other comprehensive income	–	1,127	1,127
Foreign currency translation adjustments	(248)	248	–
	11,422	1,103	12,525
	130,486	2,734	133,220

Note 1. Significant Accounting Policies [continued]

FUTURE ACCOUNTING CHANGES

CAPITAL DISCLOSURES

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Corporation.

FINANCIAL INSTRUMENTS DISCLOSURE AND PRESENTATION

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

COMPARATIVE FIGURES

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatements of comparative information under the new standards.

Note 2. Investments

					MARCH 31, 2007	DECEMBER 31, 2006
	AVAILABLE FOR SALE	HELD FOR TRADING	LOANS AND RECEIVABLES	NON-FINANCIAL INSTRUMENTS	TOTAL	
Shares	**876**	**4,725**	**-**	**-**	**5,601**	4,602
Bonds	**5,148**	**59,863**	**9,850**	**-**	**74,861**	65,246
Mortgages and other loans	**-**	**-**	**15,881**	**-**	**15,881**	15,823
Loans to policyholders	**-**	**-**	**6,731**	**-**	**6,731**	6,776
Real estate	**-**	**-**	**-**	**2,226**	**2,226**	2,218
	6,024	**64,588**	**32,462**	**2,226**	**105,300**	94,665

Note 3. Debentures and Other Borrowings

	MARCH 31, 2007	DECEMBER 31, 2006
Power Financial Corporation		
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**203**	204
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	**201**	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	**345**	351
Notes payable with interest rate of 8.0%	**8**	8
	3,308	3,319

Note 4. Capital Trust Securities and Debentures

	MARCH 31, 2007	DECEMBER 31, 2006
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	**350**	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	**300**	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	**150**	150
	800	800
Acquisition-related fair market value adjustment	**30**	31
Capital trust securities held by consolidated group as temporary investments	**(196)**	(185)
	634	646

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

Note 5. Non-Controlling Interests

	MARCH 31, 2007	DECEMBER 31, 2006
Non-controlling interests include		
Participating policyholders	**2,042**	1,884
Preferred shareholders of subsidiaries	**1,253**	1,253
Common shareholders of subsidiaries	**4,168**	4,076
	7,463	7,213

THREE MONTHS ENDED MARCH 31	2007	2006
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	**29**	30
Dividends to preferred shareholders of subsidiaries	**18**	14
Earnings attributable to common shareholders of subsidiaries	**216**	187
	263	231

Note 6. Capital Stock and Stock Option Plan

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	MARCH 31, 2007		DECEMBER 31, 2006	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred Shares [classified as liabilities]				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	10,000,000	250
Series L First Preferred Shares	**8,000,000**	**200**	8,000,000	200
		1,400		1,400
Common Shares	**704,893,680**	**594**	704,813,680	593

STOCK-BASED COMPENSATION

During the first quarters of 2007 and 2006, no options were granted under the Corporation's stock option plan. For the three months ended March 31, 2007, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $4 million ($5 million in 2006).

Options were outstanding at March 31, 2007 to purchase, until May 11, 2015, up to an aggregate of 8,345,000 common shares, at various prices from $13.13125 to $32.235 per share. During the three months ended March 31, 2007, 80,000 (nil in 2006) common shares were issued under the Corporation's plan for an aggregate consideration of $1 million (nil in 2006).

POWER FINANCIAL CORPORATION

Note 7. Accumulated Other Comprehensive Income

THREE MONTHS ENDED MARCH 31, 2007	UNREALIZED GAINS [LOSSES], ON AVAILABLE-FOR-SALE ASSETS	CASH FLOW HEDGES	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance, beginning of year	–	–	**(248)**	**(248)**
Change in accounting policy [Note 1]	**1,620**	**(43)**	–	**1,577**
Income taxes	**(120)**	**8**	–	**(112)**
	1,500	**(35)**	–	**1,465**
Non-controlling interests	**(105)**	**15**	–	**(90)**
Net change in accounting policy	**1,395**	**(20)**	–	**1,375**
Other comprehensive income [loss]	**(85)**	**29**	**(58)**	**(114)**
Income taxes	**18**	**(5)**	–	**13**
	(67)	**24**	**(58)**	**(101)**
Non-controlling interests	**24**	**(10)**	**20**	**34**
	(43)	**14**	**(38)**	**(67)**
Balance, end of period	**1,352**	**(6)**	**(286)**	**1,060**

THREE MONTHS ENDED MARCH 31, 2006	UNREALIZED GAINS [LOSSES], ON AVAILABLE-FOR-SALE ASSETS	CASH FLOW HEDGES	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance, beginning of year	–	–	(682)	(682)
Other comprehensive income [loss]	–	–	67	67
Income taxes	–	–	–	–
	–	–	67	67
Non-controlling interests	–	–	(9)	(9)
	–	–	58	58
Balance, end of period	–	–	(624)	(624)

Note 8. Financing Charges

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

THREE MONTHS ENDED MARCH 31	2007	2006
Interest on debentures and other borrowings	**55**	52
Preferred share dividends	**16**	19
Interest on capital trust debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Other	**5**	1
	85	81

Note 9. Earnings Per Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

THREE MONTHS ENDED MARCH 31	**2007**	2006
Net earnings	**482**	408
Dividends on perpetual preferred shares	**(19)**	(16)
Net earnings available to common shareholders	**463**	392
Weighted number of common shares outstanding [millions]		
— Basic	**704.8**	704.8
Exercise of stock options	**8.3**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(4.5)**	(5.2)
Weighted number of common shares outstanding [millions]		
— Diluted	**708.6**	708.0

Note 10. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

THREE MONTHS ENDED MARCH 31	**2007**	2006
Pension plans	**13**	23
Other post-retirement benefits	**6**	7
	19	30

Note 11. Securitizations

During the first quarter of 2007, IGM Financial Inc. (IGM) securitized $314 million ($86 million in 2006) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $311 million ($86 million in 2006). IGM's retained interest in the securitized loans was valued at $9 million ($2 million in 2006). A pre-tax gain on sale of $3 million (nil in 2006) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

Note 12. Segmented Information

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2007	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	**5,613**	**–**	**–**	**–**	**5,613**
Net investment income	**1,002**	**63**	**–**	**(18)**	**1,047**
Fee income	**764**	**658**	**–**	**(14)**	**1,408**
	7,379	**721**	**–**	**(32)**	**8,068**
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	**–**	**–**	**–**	**5,584**
Commissions	**378**	**231**	**–**	**(13)**	**596**
Operating expenses	**667**	**157**	**–**	**15**	**839**
Financing charges	**51**	**22**	**–**	**12**	**85**
	6,680	**410**	**–**	**14**	**7,104**
	699	**311**	**–**	**(46)**	**964**
Share of earnings of affiliate	**–**	**–**	**18**	**–**	**18**
Earnings before income taxes and non-controlling interests	**699**	**311**	**18**	**(46)**	**982**
Income taxes	**138**	**99**	**–**	**–**	**237**
Non-controlling interests	**198**	**94**	**–**	**(29)**	**263**
Contribution to consolidated net earnings	**363**	**118**	**18**	**(17)**	**482**

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,695	–	–	–	3,695
Net investment income	1,323	57	–	(24)	1,356
Fee income	657	589	–	(12)	1,234
	5,675	646	–	(36)	6,285
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,001	–	–		4,001
Commissions	342	202	–	(12)	532
Operating expenses	626	149	–	14	789
Financing charges	47	22	–	12	81
	5,016	373	–	14	5,403
	659	273	–	(50)	882
Share of earnings of affiliate	–	–	10	–	10
Earnings before income taxes and non-controlling interests	659	273	10	(50)	892
Income taxes	169	87	–	(3)	253
Non-controlling interests	177	83	–	(29)	231
Contribution to consolidated net earnings	313	103	10	(18)	408

Note 13. Acquisitions

PUTNAM INVESTMENTS TRUST

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $402 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. *Internal Revenue Code* that will result in a tax benefit that Lifeco intends to securitize for approximately $632 million (US$550 million). In aggregate these transactions represent a value of approximately $4.5 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

OTHER ACQUISITIONS

On April 9, 2007, Great-West Life & Annuity Insurance Company (GWL&A) entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

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GREAT-WEST LIFECO INC.

PART C

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page C2

FINANCIAL STATEMENTS AND NOTES

Page C25

MARCH 31, 2007

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the prefix "C" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Cautionary Note Regarding Forward-Looking Information.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2007

Dated: May 3, 2007

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months ended March 31, 2007 compared with the three months ended March 31, 2006. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe. This MD&A should be read in conjunction with the Company's 2006 Annual MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action with respect to anticipated benefits of the transaction with Putnam Investments Trust, as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2006 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the first quarter of 2007, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet Assets & liabilities	Operations Income & expenses
United States dollar		
March 31, 2007	**$1.15**	**$1.17**
December 31, 2006	$1.17	$1.13
March 31, 2006	$1.17	$1.15
British pound		
March 31, 2007	**$2.27**	**$2.29**
December 31, 2006	$2.28	$2.09
March 31, 2006	$2.03	$2.02
Euro		
March 31, 2007	**$1.54**	**$1.54**
December 31, 2006	$1.54	$1.42
March 31, 2006	$1.42	$1.39

Refer to each segment section for further detail.

Net income - common shareholders

	For the three months ended March 31		
	2007	2006	% Change
Canada	**$ 225**	$ 204	10%
United States	**142**	134	6%
Europe	**147**	111	32%
Lifeco Corporate	**-**	(3)	-
Total Lifeco	**$ 514**	$ 446	15%

TOTAL REVENUE

Total revenue for the first quarter of 2007 was $7,379 million and was comprised of premium income of $5,613 million, net investment income of $1,002 million and fee and other income of $764 million. Total revenue for the first quarter of 2006 was $5,675 million. It was comprised of premium income of $3,695 million, net investment income of $1,323 million and fee and other income of $657 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

Total premiums and deposits were $12,214 million, up $2,865 million over the first quarter of 2006. Canada was up $483 million, United States was up $409 million and Europe was up $1,973 million.

In Canada, premiums increased $230 million on risk-based products, $22 million on premium equivalent ASO contracts and $231 million on savings products. In Europe, Insurance & Annuities premiums and Reinsurance premiums were up $719 million and $1,254 million, respectively. In the United States, the increase is mainly due to Financial Services.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2007	2006	% Change
Investment income earned	**$ 1,380**	$ 1,174	18%
Net realized and unrealized gains/(losses) - financial instruments	**(380)**	-	-
Amortization of deferred net realized gains	**19**	163	-
(Provision)/recovery for credit losses	**1**	2	-50%
Gross investment income	**1,020**	1,339	-24%
Less: investment expenses	**18**	16	13%
Net investment income	**$ 1,002**	$ 1,323	-24%

GREAT-WEST LIFECO INC.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet Assets & liabilities	Operations Income & expenses
United States dollar		
March 31, 2007	**$1.15**	**$1.17**
December 31, 2006	$1.17	$1.13
March 31, 2006	$1.17	$1.15
British pound		
March 31, 2007	**$2.27**	**$2.29**
December 31, 2006	$2.28	$2.09
March 31, 2006	$2.03	$2.02
Euro		
March 31, 2007	**$1.54**	**$1.54**
December 31, 2006	$1.54	$1.42
March 31, 2006	$1.42	$1.39

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information (in $ millions, except per share amounts)	For the three months ended March 31		
	2007	2006	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ **5,613**	$ 3,695	52%
Self-funded premium equivalents (ASO contracts)	**1,964**	1,919	2%
Segregated funds deposits:			
Individual products	**2,701**	2,021	34%
Group products	**1,716**	1,553	10%
Proprietary mutual funds deposits	**220**	161	37%
Total premiums and deposits	**12,214**	9,349	31%
Fee and other income	**764**	657	16%
Paid or credited to policyholders	**5,584**	4,001	40%
Net income - common shareholders	**514**	446	15%
Per common share			
Basic earnings	$ **0.576**	$ 0.501	15%
Dividends paid	**0.255**	0.22375	14%
Book value	**11.31**	10.06	12%
Return on common shareholders' equity (12 months)	**20.4%**	20.4%	
At March 31			
Total assets	$ **121,439**	$ 102,392	19%
Segregated funds net assets	**92,663**	79,997	16%
Proprietary mutual funds net assets	**2,098**	1,538	36%
Total assets under administration	$ **216,200**	$ 183,927	18%
Share capital and surplus	$ **11,191**	$ 9,767	15%

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue	Net income - common shareholders			Adjusted net income - common shareholders (1)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2007	**First quarter**	**$ 7,379**	**$ 514**	**$ 0.576**	**$ 0.572**			
2006	Fourth quarter	$ 8,453	$ 491	$ 0.550	$ 0.547			
	Third quarter	6,567	477	0.537	0.532			
	Second quarter	6,627	461	0.516	0.513			
	First quarter	5,675	446	0.501	0.497			
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471

(1) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005

SUMMARY OF QUARTERLY RESULTS

Net Income Attributable to Common Shareholders
Lifeco's net income attributable to common shareholders was $514 million for the first quarter of 2007 compared to $446 million reported a year ago, an increase of 15%. On a per share basis, this represents $0.576 per common share ($0.572 diluted) for the first quarter of 2007 compared to $0.501 per common share ($0.497 diluted) a year ago.

Canada – Net income was $225 million compared to $204 million in 2006. Group Insurance increased $12 million, Individual Insurance & Investment Products (IIIP) increased $11 million, and Corporate decreased $2 million.

United States – Net income was $142 million compared to $134 million in 2006. Financial Services increased $7 million, Healthcare increased $3 million, and Corporate decreased $2 million.

Europe – Net income was $147 million compared to $111 million in 2006. Insurance & Annuities increased $33 million, Reinsurance increased $6 million, and Corporate decreased $3 million.

Lifeco Corporate – Lifeco Corporate net income attributable to common shareholders was nil compared to a charge of $3 million in 2006.

Refer to each segment section for further detail.

Net income - common shareholders

	For the three months ended March 31		
	2007	2006	% Change
Canada	$ 225	$ 204	10%
United States	142	134	6%
Europe	147	111	32%
Lifeco Corporate	-	(3)	-
Total Lifeco	$ 514	$ 446	15%

TOTAL REVENUE

Total revenue for the first quarter of 2007 was $7,379 million and was comprised of premium income of $5,613 million, net investment income of $1,002 million and fee and other income of $764 million. Total revenue for the first quarter of 2006 was $5,675 million. It was comprised of premium income of $3,695 million, net investment income of $1,323 million and fee and other income of $657 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

Total premiums and deposits were $12,214 million, up $2,865 million over the first quarter of 2006. Canada was up $483 million, United States was up $409 million and Europe was up $1,973 million.

In Canada, premiums increased $230 million on risk-based products, $22 million on premium equivalent ASO contracts and $231 million on savings products. In Europe, Insurance & Annuities premiums and Reinsurance premiums were up $719 million and $1,254 million, respectively. In the United States, the increase is mainly due to Financial Services.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2007	2006	% Change
Investment income earned	$ 1,380	$ 1,174	18%
Net realized and unrealized gains/(losses) - financial instruments	(380)	-	-
Amortization of deferred net realized gains	19	163	-
(Provision)/recovery for credit losses	1	2	-50%
Gross investment income	1,020	1,339	-24%
Less: investment expenses	18	16	13%
Net investment income	$ 1,002	$ 1,323	-24%

Net investment income for the three months ended March 31, 2007 decreased by $321 million or 24% compared to the same period last year. The decrease is as a result of new accounting rules for financial instruments which require changes in the fair value of certain investments to be recognized in income and no longer allows for amortization of deferred net realized net gains on investments, other than for real estate investments. Approximately $2.6 billion of deferred net realized gains at December 31, 2006 were reclassified to surplus on January 1, 2007 in accordance with the new accounting standards. As a result, amortization of deferred net realized gains decreased from $163 million in 2006 to $19 million in 2007. Investment income earned is up 18% mainly due to asset growth year-over-year.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income

	For the three months ended March 31		
	2007	2006	% Change
Segregated funds and other	**$ 520**	$ 428	21%
ASO contracts	**244**	229	7%
	$ 764	$ 657	16%

For the quarter, consolidated fee income was $764 million, up 16% or $107 million over the first quarter of 2006. Canada increased $39 million due to strong segregated funds and mutual fund growth. Europe increased $18 million due mainly to currency movements. The United States increased $50 million, mainly due to the acquisition of two blocks of business in 2006 from Metropolitan Life Insurance and U.S. Bank.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds).

For the quarter, consolidated amounts paid or credited to policyholders were $5,584 million, up $1,583 million over the first quarter of 2006. Canada was up $240 million, the United States was up $251 million and Europe was up $1,092 million. The increase in Europe is mainly due to the commutation of two reinsurance contracts.

Consolidated Financial Position

Assets

Consolidated total assets under administration

	March 31, 2007			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	$ 45,136	$ 26,753	$ 35,600	$ 107,489
Goodwill and intangible assets	4,976	269	1,761	7,006
Other assets	2,216	1,507	3,221	6,944
Total assets	52,328	28,529	40,582	121,439
Segregated funds net assets	45,978	19,106	27,579	92,663
Proprietary mutual funds net assets	2,098	-	-	2,098
Total assets under administration	$ 100,404	$ 47,635	$ 68,161	$ 216,200

	December 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421
Goodwill and intangible assets	4,980	277	1,762	7,019
Other assets	1,290	1,367	13,431	16,083
Total assets	49,988	29,330	41,210	120,528
Segregated funds net assets	44,656	18,858	26,632	90,146
Proprietary mutual funds net assets	1,907	-	-	1,907
Total assets under administration	$ 96,551	$ 48,188	$ 67,842	$ 212,581

Certain invested assets, primarily investments actively traded in a public market, and certain financial liabilities are now measured at their fair value in accordance with the new accounting standards.

Invested assets at March 31, 2007 were $107.5 billion, an increase of $10.1 billion from December 31, 2006. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. The increase in invested assets is primarily as a result of the adjustments related to moving certain invested assets to market value as a result of the application of new accounting standards and due to the closing of the Equitable Life transaction in the quarter. Upon closing approximately $9.5 billion of invested assets were acquired. Other assets decreased by a corresponding amount, reflecting a reduction in funds held by ceding insurers.

Goodwill and intangible assets have not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Liabilities

Liabilities have increased from $105.8 billion at December 31, 2006 to $106.4 billion at March 31, 2007.

Actuarial liabilities increased by approximately $3.3 billion, mainly as a result of the impact of the increase in carrying value of invested assets backing actuarial liabilities in connection with the adoption of the new financial instruments accounting standards on January 1, 2007.

All other liabilities decreased $2.7 billion since December 31, 2006, mainly as a result of the elimination of deferred net realized gains as part of the transition to the new financial instrument accounting standards adopted on January 1, 2007. Deferred net realized gains decreased from $2,821 million at December 31, 2006 to $188 million at March 31, 2007.

Debentures and other debt instruments at $2.0 billion remained relatively unchanged from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

SHARE CAPITAL AND SURPLUS

During the three months ended March 31, 2007, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 993,457 shares were issued for a total value of $11 million or $11.01 per share.

During the three months ended March 31, 2007, the Company paid dividends of $0.255 per common share for a total of $227 million and perpetual preferred share dividends of $14 million.

As a result of adopting the new Financial Instrument accounting standards on January 1, 2007, total surplus was reduced by $111 million including: a decrease in accumulated surplus of $373 million, comprised of deferred realized losses written off and the impact of fair value changes on actuarial liabilities and an increase of $262 million to Accumulated Other Comprehensive Income (AOCI), representing unrealized portfolio gains on assets backing surplus.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company's liquidity position has not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Cash Flows

Cash flows	For the three months ended March 31	
	2007	2006
Cash flows relating to the following activities:		
Operations	**$ 178**	$ (52)
Financing	**(239)**	(225)
Investment	**(310)**	(40)
	(371)	(317)
Effects of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase (decrease) in cash and cash equivalents	**(387)**	(287)
Cash and cash equivalents, beginning of period	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,696**	$ 2,674

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

FUTURE ACCOUNTING POLICIES

Capital Disclosures – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures.* The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement.*

All other liabilities decreased $2.7 billion since December 31, 2006, mainly as a result of the elimination of deferred net realized gains as part of the transition to the new financial instrument accounting standards adopted on January 1, 2007. Deferred net realized gains decreased from $2,821 million at December 31, 2006 to $188 million at March 31, 2007.

Debentures and other debt instruments at $2.0 billion remained relatively unchanged from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

SHARE CAPITAL AND SURPLUS

During the three months ended March 31, 2007, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 993,457 shares were issued for a total value of $11 million or $11.01 per share.

During the three months ended March 31, 2007, the Company paid dividends of $0.255 per common share for a total of $227 million and perpetual preferred share dividends of $14 million.

As a result of adopting the new Financial Instrument accounting standards on January 1, 2007, total surplus was reduced by $111 million including: a decrease in accumulated surplus of $373 million, comprised of deferred realized losses written off and the impact of fair value changes on actuarial liabilities and an increase of $262 million to Accumulated Other Comprehensive Income (AOCI), representing unrealized portfolio gains on assets backing surplus.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company's liquidity position has not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Cash Flows

Cash flows	For the three months ended March 31	
	2007	2006
Cash flows relating to the following activities:		
Operations	**$ 178**	$ (52)
Financing	**(239)**	(225)
Investment	**(310)**	(40)
	(371)	(317)
Effects of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase (decrease) in cash and cash equivalents	**(387)**	(287)
Cash and cash equivalents, beginning of period	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,696**	$ 2,674

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

The first quarter increase in cash flows from operations compared to 2006 is mainly due to higher premium income and investment income earned partially offset by higher payments to policyholders. Cash flows from operations were used to acquire an additional $310 million of invested assets including bonds, stocks mortgages and real estate to support policy liabilities and to fund financing activities.

Financing activities used $239 million of cash primarily reflecting dividend payments of $241 million. The effects of changes in exchange rates on cash and cash equivalents was due to the strengthening of the Canadian dollar against the British pound and the United States dollar which decreased reported cash and cash equivalents by $16 million.

Commitments/Contractual Obligations

Commitments/contractual obligations have not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Capital Management and Adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at March 31, 2007 was 211% (213% at the end of 2006). London Life's MCCSR ratio at March 31, 2007 was 239% (253% at the end of 2006). Canada Life's MCCSR ratio at March 31, 2007 was 244% (242% at the end of 2006). GWL&A's RBC ratio was 482% at December 31, 2006, well in excess of that required by National Association of Insurance Commissioners.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2006 Annual MD&A.

FAIR VALUE ACCOUNTING

Commencing January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) regarding fair value accounting. As well, the Company's federally regulated subsidiaries adopted a new guideline from The Office of the Superintendent of Financial Institutions Canada which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

Life Insurance enterprises no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages) or amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus previously recorded on the balance sheet, nor do they carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses.

By its nature, fair value accounting will result in volatility within certain income statement line items, particularly for investment income and actuarial provisions (shown in the paid or credited to policyholders line). However, these items are largely offsetting except for investment income on assets backing surplus.

Also, derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective hedges.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, and to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and surplus.

Comparative figures have not been restated to conform with the new Financial Instruments accounting standards adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards. As a result, the two periods are not comparable from an accounting standpoint.

In the first quarter of 2006, investment income included $163 million of amortization of deferred net realized and unrealized gains, including $136 million of amortization of gains on assets backing policyholder liabilities and Participating policyholder surplus. The amortization of these net deferred realized and unrealized gains did not impact shareholder earnings in 2006 inasmuch as the investment income resulted in either an offsetting increase in actuarial liabilities or Participating policyholder income. The $27 million balance represents the amortization in the first quarter of 2006 of deferred net realized and unrealized gains on assets backing shareholder surplus.

Financing charges in 2006 included approximately $2 million of amortization of transaction costs in connection with certain capital instruments. The Company has adopted a policy of expensing these transaction costs going forward. Accordingly, the unamortized balance of these costs at December 31, 2006 was closed out to retained earnings in accordance with the fair value rules on transition.

In the first quarter of 2007, investment income included $19 million of amortization of deferred net realized gains on real estate, which is the only remaining asset class where realized gains can be amortized under the new accounting standards. Approximately $4 million of the $19 million represents the amortization of deferred net realized and unrealized gains on real estate backing shareholder surplus. Investment income also included $28 million of net realized gains on the sale of bonds and stocks that had been classified as Available for Sale under the new accounting standards.

In 2007, preferred share dividends, reported as financing charges, included a mark-to-market adjustment of approximately $2 million which lowered the effective financing cost in connection with the Company's preferred shares, Series D and Series E. These two series of preferred shares have been designated as Held for Trading under the new accounting standards.

Refer to note 1 (a) of the interim consolidated financial statements for additional detail regarding these adjustments.

FUTURE ACCOUNTING POLICIES

Capital Disclosures – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

GREAT-WEST LIFECO INC.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

Selected consolidated financial information - Canada

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 4,637**	$ 4,154	12%
Sales	**2,306**	2,129	8%
Fee and other income	**255**	216	18%
Net income - common shareholders	**225**	204	10%
Total assets	**$ 52,328**	$ 49,108	7%
Segregated funds net assets	**45,978**	41,269	11%
Proprietary mutual funds net assets	**2,098**	1,538	36%
Total assets under administration	**$ 100,404**	$ 91,915	9%

BUSINESS UNITS – CANADA

GROUP INSURANCE

2007 DEVELOPMENTS

- Net income to shareholders increased 16% to $86 million.
- Overall sales results grew by 2%, reflecting growth in all market segments except for large case ASO.

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 1,393**	$ 1,205	16%
Sales	**125**	123	2%
Fee and other income	**33**	31	6%
Net income	**86**	74	16%

Premiums and deposits

Three months
Total net premiums and deposits were $1,393 million, which is 16% higher than 2006. Excluding the impact of $126 million of premiums ceded under a bulk reinsurance agreement ($221 million in 2006) premium and deposits increased 7% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 4% and large case insured net premium increased 14%, partly due to one $32 million single premium in 2007.

Sales

Three months
Overall sales results in the quarter were up 2% compared to 2006. The increase was mainly due to significant improvements in all markets except large case ASO. Sales were strong in large case insured mainly due to one large single premium sale for $32 million in 2007 and in creditor/direct marketing on one large sale for $7 million. Sales in the large case ASO market were significantly lower on one large sale in 2007 for $8 million compared to four large sales for $54 million in 2006. Sales for the large case markets tend to be less uniform, resulting in volatility in sales trends.

Fee and other income

Three months
Fee income is derived from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis. Fee and other income was up 6% over 2006 mainly due to higher claims volumes.

Net income

Three months
Net income attributable to common shareholders was $86 million, which represents an increase of 16% compared to 2006.

The results reflect improved group health morbidity experience on long term disability cases and higher expense gains on lower operating expenses and higher expense recoveries partly offset by a decrease in investment gains in 2007 compared to the more favourable investment experience and asset/liability matching in 2006.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

2007 DEVELOPMENTS

- Sales of proprietary retail investment funds, including segregated funds and Quadrus Group of Funds™ brand, increased by 18% which contributed to asset growth of 4% in quarter.
- Non-participating Individual Life sales are up 12% year-over-year driven by strong universal life sales growth.

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 3,244**	$ 2,949	10%
Sales	**2,181**	2,006	9%
Fee and other income	**208**	175	19%
Net income	**155**	144	8%

Premiums and deposits

Three months

Beginning in 2007, proprietary mutual fund deposits have been included in the total for premiums and deposits. The first quarter 2006 total of $2,949 million has been increased by $161 million to conform to the presentation of the 2007 result, which includes $220 million of proprietary mutual fund deposits.

Individual Life premiums increased by $39 million or 7% over first quarter of 2006 to $606 million reflecting both continued strong persistency and sales. Living Benefits premiums of $63 million were 7% higher than in 2006, driven by strong persistency. Total premiums and deposits to individual and proprietary investment funds increased by 23% over 2006. In particular, sales in the Great-West distribution channel grew 35% fueled through interest in our unique specialty Real Estate segregated fund and activity from new advisors added to GWL Gold Key contracts in 2006.

Sales

Three months

Total sales for the three months ended March 31, 2007 were $2,181 million compared to $2,006 million in 2006, an increase of $175 million or 9%. The 2006 result has been reduced by $247 million to conform with the 2007 presentation which excludes third party mutual funds sales and GRS Securities sales.

Individual Life sales grew 12% versus the first quarter of 2006 driven by a substantial increase in universal life sales. Sales results for Individual Retirement & Investment Services (IRIS) were similar to the premium and deposit results discussed above.

Fee and other income

Three months

Fee income generated by IRIS and Group Retirement Services now exceeds $200 million having increased by 25% and 15% respectively over the first quarter of 2006 due to strong asset growth.

Total IRIS proprietary investment fund growth was 4% in the quarter with very strong net cash flow of 3% of opening assets being the main contributor.

Net income

Three months

Net income attributable to common shareholders for the first quarter of 2007 was $155 million compared to $144 million in 2006, an increase of $11 million or 8%. The growth in net income was primarily attributable to significant growth in segregated fund assets and sales, very favourable annuitant mortality experience and a reduction in future tax liabilities partially offset by lower actuarial reserve basis changes.

Net income attributable to participating account was $19 million in 2007 compared to $23 million in 2006.

CORPORATE

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

Three months

Net charge in the quarter was $16 million compared to a charge of $14 million in 2006. The decrease in net income reflects higher income tax expense in 2007 offset by lower financing costs and higher income on capital.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

Selected consolidated financial information - United States

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 3,172**	$ 2,763	15%
Sales	**1,468**	1,229	19%
Fee and other income	**347**	297	17%
Net income - common shareholders	**142**	134	6%
Net income - common shareholders (US$)	**121**	117	3%
Total assets	**$ 28,529**	$ 27,239	5%
Segregated funds net assets	**19,106**	17,655	8%
Total assets under administration	**$ 47,635**	$ 44,894	6%

2007 DEVELOPMENTS

- Overall, net income for the year is US$4 million higher than 2006, with Financial Services up 5% and Healthcare up 5%.
- On April 9, 2007, GWL&A entered into an agreement to acquire a majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans. The transaction should add nearly 90,000 medical members to GWL&A's Healthcare.

AGREEMENT TO PURCHASE PUTNAM INVESTMENTS TRUST

On February 1, 2007, Lifeco announced that it had reached an agreement with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately US$350 million. The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US$550 million. In aggregate these transactions represent a value of approximately US$3.9 billion.

This transaction will allow Lifeco to achieve a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia. Putnam had US$192 billion in assets under management at December 31, 2006 – US$118 billion in retail assets for U.S. mutual fund investors, US$39 billion for North American institutional accounts and US$35 billion of institutional and retail assets in Europe and Japan.

The transaction is subject to regulatory approval and certain other conditions.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	$ 1,739	$ 1,676	4%
Sales	269	351	-23%
Fee and other income	211	201	5%
Net income	53	50	6%
Premiums and deposits (US$)	$ 1,486	$ 1,458	2%
Sales (US$)	230	305	-25%
Fee and other income (US$)	180	174	3%
Net income (US$)	45	43	5%

Premiums and deposits

Three months
Healthcare premiums and deposits for the first quarter of 2007 increased 2% to US$1,486 million due primarily to increased membership and strong renewal pricing on individual stop loss.

Sales

Three months
Sales decreased 25% to US$230 million for the three months ended March 31, 2007 over the same period last year. This decline is the result of lower case sales in all group health segments.

Membership for the three months ended March 31, 2007 of 2.205 million members has remained relatively flat compared to December 31, 2006 members of 2.204 million. In quarter 2007 membership included an increase in the Specialty Markets segment, which was offset by terminations in the other segments. Membership at March 31, 2006 of 2.051 million members increased 1% from 2.025 million members at December 31, 2005, primarily due to sales in the Specialty Markets segment.

Fee and other income

Three months
Healthcare fee and other income for the first quarter of 2007 increased 3% to US$180 million due primarily to higher membership in Specialty Markets.

Net income

Three months
In quarter earnings in the Healthcare business unit totaled US$45 million, which is a 5% increase compared to the same period in 2006. The increase is primarily the result of increased investment income and additional administrative fees from membership growth.

FINANCIAL SERVICES

The Company closed on two separate agreements to acquire certain 401(k) business in the second half of 2006. The combination of the two agreements resulted in the addition of nearly 4,300 plans and 440,000 participants with participant account values of over US$16.7 billion in 2006.

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 1,433**	$ 1,087	32%
Sales	**1,199**	879	36%
Fee and other income	**134**	95	41%
Net income	**90**	83	8%
Premiums and deposits (US$)	**$ 1,225**	$ 945	30%
Sales (US$)	**1,025**	764	34%
Fee and other income (US$)	**115**	83	39%
Net income (US$)	**77**	73	5%

Premiums and deposits

Three months

The Company purchased two blocks of 401(k) business in the second half of 2006, which have had a significant impact on the operating results of the Retirement Services area when comparing the first quarter of 2007 to the first quarter of 2006.

Premiums and deposits for the first quarter of 2007 were US$1,225 million, an increase of US$280 million or 30% compared to the same period in 2006. The increase in Retirement Services premiums and deposits of 31% is from the additional ongoing premiums associated with the block acquisitions and from transfers from the retail investment options to general account and segregated fund investment options. Premiums and deposits in Individual Markets increased 23% in the first quarter of 2007 primarily due to strong sales of the BOLI product.

Sales

Three months

Sales for the first quarter of 2007 increased US$261 million or 34% compared to 2006. The increase is primarily in Retirement Services, due to higher sales of 401(k) products in 2007.

Although the Retirement Services customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar, total account values increased by 30% due to the acquisitions of certain 401(k) business from Metropolitan Life Insurance Company and U.S. Bank in the fourth quarter of 2006.

Account values invested in the general account fixed investment options have increased in US dollars by 28% compared to the same period last year primarily due to acquisitions of certain business from Metropolitan Life Insurance Company, while account values invested in the segregated variable investment options have increased 9% in US dollars compared to the same period last year primarily due to the improvement in U.S. equity markets.

Participant accounts values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 34% in US dollars in 2007. The increase is primarily attributable to the 401(k) acquisitions discussed above.

Fee and other income

Three months
Fee income for 2007 has increased US$32 million or 39% compared to the same period in 2006. The growth is related to the acquisition of two blocks of business in 2006 from Metropolitan Life Insurance Company and U.S. Bank.

Net income

Three months
In US dollars, earnings increased 5% compared to the same period in 2006. The increase was due primarily to a combination of higher fee income net of higher operating expenses in 2007 associated with the 401(k) acquisitions in Retirement Services (Metropolitan Life Insurance Company and U.S. Bank).

CORPORATE

Net Income

Three months
In US dollars, earnings were a charge of $1 million compared to net income of $1 million in 2006. The 2007 results include higher financing charges.

EUROPE

Selected consolidated financial information - Europe

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 4,405**	$ 2,432	81%
Sales - Insurance & Annuities	**1,636**	1,092	50%
Fee and other income	**162**	144	13%
Net income - common shareholders	**147**	111	32%
Total assets	**$ 40,582**	$ 26,045	56%
Segregated funds net assets	**27,579**	21,073	31%
Total assets under administration	**$ 68,161**	$ 47,118	45%

2007 DEVELOPMENTS

- Shareholder net income was $147 million, up 32% from 2006.
- Insurance & Annuities sales increased by $544 million, up 50% over 2006.
- The Company agreed to purchase a payout annuity block of business from Equitable Life in the U.K. in the second quarter of 2006. The transfer of assets and liabilities has been approved by the courts and was completed on February 9, 2007.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 2,220**	$ 1,501	48%
Sales	**1,636**	1,092	50%
Fee and other income	**161**	143	13%
Net income	**120**	87	38%

Premiums and deposits

Three months
Premiums and deposits increased $719 million or 48%. The increase was due to higher segregated fund premiums on savings products in the U.K. and Ireland and pension products in Ireland and Germany. In addition, payout annuity sales in the U.K. increased as compared to the same period in 2006 as sales returned to long term levels following customer purchase decisions being delayed prior to the implementation of new retirement legislation in April 2006.

Sales

Three months
Sales increased by $544 million or 50% compared to the first quarter of 2006. Strong sales growth was driven by payout annuities (discussed above) and group products in the U.K., as well as single premium savings products in the U.K. and Ireland and pension products in Ireland and Germany.

Fee and other income

Three months
Fee and other income increased by $18 million or 13% compared to 2006. The increase was driven primarily by growth in Ireland and Germany partly offset by the reduction in sales of a savings product in the U.K./Isle of Man.

Net income

Three months
Net income attributable to common shareholders increased $33 million, or 38% to $120 million compared to the first quarter of 2006.

The strong results in Europe are largely due to the payout annuities and group businesses in the U.K. operations. The increase in payout annuities was driven by strong sales growth and the contribution from the Equitable Life payout annuity block, acquired in the second quarter of 2006. The U.K. group insurance business benefited from favourable mortality experience.

REINSURANCE

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 2,185**	$ 931	135%
Fee and other income	**1**	1	0%
Net income	**28**	22	27%

Premiums and deposits

Three months
Premiums and deposits for the Reinsurance business unit were $2,185 million, an increase of $1,254 million over the three months ended March 31, 2006. The increase is due to the commutation of certain structured life contracts in the quarter.

Fee and other income

Three months
Fee income in 2007 was consistent with 2006.

Net income

Three months
Net income was $28 million, an increase of $6 million or 27% compared to the same period in 2006.

The 2007 results reflect higher renewal profits, lower new business strain in life reinsurance, and surrender gains from commutation of certain property catastrophe treaties, partly offset by unfavourable mortality experience in life reinsurance.

CORPORATE

Net income

Three months
The Corporate account primarily includes financing charges as well as the results for the non-core international businesses.

For 2007, net income was a charge of $1 million compared to net income of $2 million for 2006. The 2007 decrease reflects increased financing expense.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Three months
Corporate net income was nil in 2007 compared to a charge of $3 million in 2006. The 2006 result reflects $2 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and $1 million of operating expenses incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2007	2006	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 5,613	$ 3,695	52%
Self-funded premium equivalents (ASO contracts)	1,964	1,919	2%
Segregated funds deposits:			
Individual products	2,701	2,021	34%
Group products	1,716	1,553	10%
Proprietary mutual funds deposits	220	161	37%
Total premiums and deposits	12,214	9,349	31%
Fee and other income	764	657	16%
Paid or credited to policyholders	5,584	4,001	40%
Net income - common shareholders	514	446	15%
Per common share			
Basic earnings	0.576	0.501	15%
Dividends paid	0.255	0.22375	14%
Book value	11.31	10.06	12%
Return on common shareholders' equity (12 months):	20.4%	20.4%	
At March 31			
Total assets	$ 121,439	$ 102,392	19%
Segregated funds net assets	92,663	79,997	16%
Proprietary mutual funds net assets	2,098	1,538	36%
Total assets under administration	$ 216,200	$ 183,927	18%
Share capital and surplus	$ 11,191	$ 9,767	15%

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	2006
Accumulated surplus		
Balance, beginning of year	$ 5,858	$ 4,860
Change in accounting policy (note 1(a))	(373)	-
Net income	528	456
Common share cancellation excess	-	(11)
Dividends to shareholders		
Perpetual preferred shareholders	(14)	(10)
Common shareholders	(227)	(200)
Balance, end of period	$ 5,772	$ 5,095
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	$ -	$ -
Reclassification from currency translation account (note 1(a))	(547)	
Change in accounting policy (note 1(a))	262	-
Other comprehensive income	(111)	-
Balance, end of period	$ (396)	$ -
Contributed surplus		
Balance, beginning of year	$ 28	$ 19
Stock option expense		
Current year expense (note 11)	1	2
Exercised	-	-
Balance, end of period	$ 29	$ 21
Currency translation account		
Balance, beginning of year	$ (547)	$ (849)
Reclassification to accumulated other comprehensive income (note 1(a))	547	-
Change during the period	-	33
Balance, end of period	$ -	$ (816)

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2007	2006	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 5,613	$ 3,695	52%
Self-funded premium equivalents (ASO contracts)	1,964	1,919	2%
Segregated funds deposits:			
Individual products	2,701	2,021	34%
Group products	1,716	1,553	10%
Proprietary mutual funds deposits	220	161	37%
Total premiums and deposits	12,214	9,349	31%
Fee and other income	764	657	16%
Paid or credited to policyholders	5,584	4,001	40%
Net income - common shareholders	514	446	15%
Per common share			
Basic earnings	0.576	0.501	15%
Dividends paid	0.255	0.22375	14%
Book value	11.31	10.06	12%
Return on common shareholders' equity (12 months):	20.4%	20.4%	
At March 31			
Total assets	$ 121,439	$ 102,392	19%
Segregated funds net assets	92,663	79,997	16%
Proprietary mutual funds net assets	2,098	1,538	36%
Total assets under administration	$ 216,200	$ 183,927	18%
Share capital and surplus	$ 11,191	$ 9,767	15%

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2007 (note 1(a))	2006
Income		
Premium income	$ 5,613	$ 3,695
Net investment income (note 3)	1,002	1,323
Fee and other income	764	657
	7,379	5,675
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	5,584	4,001
Commissions	378	342
Operating expenses	595	562
Premium taxes	64	60
Financing charges (note 4)	51	47
Amortization of finite life intangible assets	8	4
Net income before income taxes	699	659
Income taxes - current	149	117
- future	(11)	52
Net income before non-controlling interests	561	490
Non-controlling interests (note 9)	33	34
Net income - shareholders	528	456
Perpetual preferred share dividends	14	10
Net income - common shareholders	$ 514	$ 446
Earnings per common share (note 13)		
Basic	$ 0.576	$ 0.501
Diluted	$ 0.572	$ 0.497

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	March 31, 2007 (note 1(a))	December 31, 2006	March 31, 2006
Assets			
Bonds (note 2)	**$ 74,861**	$ 65,246	$ 59,481
Mortgage loans (note 2)	**15,356**	15,334	14,693
Stocks (note 2)	**5,621**	4,766	4,182
Real estate (note 2)	**2,224**	2,216	1,839
Loans to policyholders	**6,731**	6,776	6,735
Cash and cash equivalents	**2,696**	3,083	2,674
Funds held by ceding insurers	**1,866**	12,371	2,504
Goodwill	**5,440**	5,444	5,327
Intangible assets	**1,566**	1,575	1,453
Other assets (note 5)	**5,078**	3,717	3,504
Total assets	**$ 121,439**	$ 120,528	$ 102,392
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 92,786**	$ 89,490	$ 71,743
Provision for claims	**1,316**	1,266	1,010
Provision for policyholder dividends	**578**	568	546
Provision for experience rating refunds	**216**	452	352
Policyholder funds	**2,272**	2,202	2,112
	97,168	93,978	75,763
Debentures and other debt instruments (note 6)	**1,960**	1,980	1,891
Funds held under reinsurance contracts	**1,964**	1,822	4,139
Other liabilities (note 7)	**4,186**	4,167	3,524
Repurchase agreements	**918**	997	1,083
Deferred net realized gains	**188**	2,821	2,654
	106,384	105,765	89,054
Preferred shares (note 10)	**825**	756	787
Capital trust securities and debentures (note 8)	**634**	646	648
Non-controlling interests (note 9)			
Participating account surplus in subsidiaries	**2,042**	1,884	1,771
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**154**	154	156
Share capital and surplus			
Share capital (note 10)			
Perpetual preferred shares	**1,099**	1,099	799
Common shares	**4,687**	4,676	4,668
Accumulated surplus	**5,772**	5,858	5,095
Accumulated other comprehensive income	**(396)**	-	-
Contributed surplus	**29**	28	21
Currency translation account	**-**	(547)	(816)
	11,191	11,114	9,767
Liabilities, share capital and surplus	**$ 121,439**	$ 120,528	$ 102,392

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(373)**	-
Net income	**528**	456
Common share cancellation excess	**-**	(11)
Dividends to shareholders		
Perpetual preferred shareholders	**(14)**	(10)
Common shareholders	**(227)**	(200)
Balance, end of period	**$ 5,772**	$ 5,095
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ -**	$ -
Reclassification from currency translation account (note 1(a))	**(547)**	
Change in accounting policy (note 1(a))	**262**	-
Other comprehensive income	**(111)**	-
Balance, end of period	**$ (396)**	$ -
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 11)	**1**	2
Exercised	**-**	-
Balance, end of period	**$ 29**	$ 21
Currency translation account		
Balance, beginning of year	**$ (547)**	$ (849)
Reclassification to accumulated other comprehensive income (note 1(a))	**547**	-
Change during the period	**-**	33
Balance, end of period	**$ -**	$ (816)

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	
	(note 1(a))	
Net income	$	528
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0		(75)
Unrealized gains (losses) on available for sale assets, net of tax of $4		(15)
Reclassification of realized gains (losses) on available for sale assets, net of tax of $7, to net income		(21)
Unrealized gains (losses) on cash flow hedges, net of tax of $0		-
Non-controlling interests (note 9)		-
		(111)
Comprehensive income	$	417

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	2006
Operations		
Net income	$ 528	$ 456
Adjustments:		
Change in policy liabilities	(52)	129
Change in funds held by ceding insurers	288	52
Change in funds held under reinsurance contracts	26	(78)
Change in current income taxes payable	(44)	(89)
Future income tax expense	(11)	52
Other	(557)	(574)
Cash flows from operations	178	(52)
Financing Activities		
Issue of common shares	11	12
Purchased and cancelled common shares	-	(15)
Repayment of debentures and other debt instruments	(9)	(12)
Dividends paid	(241)	(210)
	(239)	(225)
Investment Activities		
Bond sales and maturities	6,532	7,132
Mortgage loan repayments	469	438
Stock sales	353	294
Real estate sales	19	119
Change in loans to policyholders	(34)	(87)
Change in repurchase agreements	(427)	114
Investment in bonds	(5,943)	(7,093)
Investment in mortgage loans	(594)	(532)
Investment in stocks	(572)	(353)
Investment in real estate	(113)	(72)
	(310)	(40)
Effect of changes in exchange rates on cash and cash equivalents	(16)	30
Decrease in cash and cash equivalents	(387)	(287)
Cash and cash equivalents, beginning of year	3,083	2,961
Cash and cash equivalents, end of period	$ 2,696	$ 2,674

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income.*

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheet at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other Comprehensive Income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet (note 5 and 7). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as Reported (note 1(d))	Opening Adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,673	5,673
Classified as held for trading	-	48,904	48,904
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	1,016	66,262
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	910	910
Classified as held for trading	-	4,211	4,211
	4,766	661	5,427
All other assets	35,182	(153)	35,029
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(373)	5,485
Accumulated other comprehensive income	-	(285)	(285)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures.* The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement.*

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $86 at March 31, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	March 31, 2007						December 31, 2006	March 31, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for Trading[1] Designated	Held for Trading[1] Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 2,012	$ 21,412	$ 1,013	$ 2,240	$ -	$ 26,677	$ 22,069	$ 21,216
- corporate	3,136	36,823	615	7,610	-	48,184	43,177	38,265
	5,148	58,235	1,628	9,850	-	74,861	65,246	59,481
Mortgage loans								
- residential	-	-	-	7,259	-	7,259	7,342	7,275
- non-residential	-	-	-	8,097	-	8,097	7,992	7,418
	-	-	-	15,356	-	15,356	15,334	14,693
Stocks	587	4,725	-	-	309	5,621	4,766	4,182
Real estate	-	-	-	-	2,224	2,224	2,216	1,839
	$ 5,735	$ 62,960	$ 1,628	$ 25,206	$ 2,533	$ 98,062	$ 87,562	$ 80,195

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	March 31, 2007	December 31, 2006	March 31, 2006
Carrying value, beginning of year	$ 306	$ 276	$ 276
Equity method earnings	7	-	-
Dividends	(4)	-	-
Portfolio method earnings	-	30	9
Carrying value, end of period	$ 309	$ 306	$ 285
Share of equity, end of period	$ 136	$ 133	$ 123
Fair value, end of period	$ 449	$ 452	$ 445

The Company owns 9,205,861 shares of IGM at March 31, 2007 (9,205,933 at December 31, 2006; 9,205,600 at March 31, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at March 31, 2006).

3. Net Investment Income

Net investment income is comprised of the following:

For the three months ended March 31, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Net realized gains (losses) *(Available for Sale)*	$ 25	$ -	$ 3	$ -	$ -	$ 28
Net realized/ unrealized gains (losses) *(Designated Held for Trading)*	(479)	-	79	-	(13)	(413)
Net realized/ unrealized gains (losses) *(Classified Held for Trading)*	(3)	-	-	-	-	(3)
Net realized gains (losses) *(Other classifications)*	2	6	-	-	-	8
Investment income	925	224	44	35	152	1,380
Recovery of credit losses	1	-	-	-	-	1
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
Net investment income	**$ 471**	**$ 230**	**$ 126**	**$ 54**	**$ 121**	**$ 1,002**

For the three months ended March 31, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 800	$ 216	$ 33	$ 26	$ 99	$ 1,174
Amortization of net realized and unrealized gains	61	12	76	14	-	163
Recovery for credit losses	2	-	-	-	-	2
Investment expenses	-	-	-	-	(16)	(16)
Net investment income	$ 863	$ 228	$ 109	$ 40	$ 83	$ 1,323

4. Financing Charges

Financing charges consist of the following:

	For the three months ended March 31 2007	2006
Interest on long-term debentures and other debt instruments	$ 30	$ 27
Preferred share dividends	7	10
Interest on capital trust debentures	12	12
Other	5	1
Distributions on capital trust securities held by consolidated group as temporary investments	(3)	(3)
Total	**$ 51**	$ 47

5. Other Assets

Other assets consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Premiums in course of collection	$ 523	$ 566	$ 633
Interest due and accrued	1,162	1,009	936
Derivative financial instruments (note 1(a))	587	-	-
Other investment receivables	402	-	-
Future income taxes	333	369	424
Fixed assets	260	263	271
Prepaid expenses	53	64	60
Accounts receivable	898	754	659
Accrued pension asset	193	189	171
Other	667	503	350
	$ 5,078	$ 3,717	$ 3,504

6. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.3% to 5.4% (5.2% to 5.3% in 2006)	$ 101	$ 110	$ 110
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	1	1	3
Total short term	102	111	113
Long term			
Operating:			
Note payable with interest rate of 8.0%	8	8	9
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	-	-	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	4	5	10
	304	305	560
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	201	205	209
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	345	351	-
Total long term	1,858	1,869	1,778
Total debentures and other debt instruments	$ 1,960	$ 1,980	$ 1,891

7. Other Liabilities

Other liabilities consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Current income taxes	**$ 203**	$ 246	$ 239
Accounts payable	**402**	459	513
Post-retirement benefits provision	**527**	520	525
Bank overdraft	**499**	446	445
Future income taxes	**407**	369	332
Derivative financial instruments (note 1(a))	**79**	-	-
Other	**2,069**	2,127	1,470
	$ 4,186	$ 4,167	$ 3,524

8. Capital Trust Securities and Debentures

	March 31, 2007	December 31, 2006	March 31, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150	150
	800	800	800
Acquisition related fair market value adjustment	**30**	31	33
Trust securities held by consolidated group as temporary investments	**(196)**	(185)	(185)
Total	**$ 634**	$ 646	$ 648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

9. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2007 and March 31, 2006.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended March 31	
	2007	2006
Participating account		
Net income attributable to participating account before policyholder dividends		
Great-West Life	**$ 30**	$ 29
London Life	**166**	162
Canada Life	**53**	47
GWL&A	**50**	43
Policyholder dividends		
Great-West Life	**(27)**	(26)
London Life	**(146)**	(139)
Canada Life	**(52)**	(46)
GWL&A	**(45)**	(40)
Net income - participating account	**29**	30
Preferred shareholder dividends of subsidiaries	**4**	4
Total	**$ 33**	$ 34

GREAT-WEST LIFECO INC.

(b) The carrying value of non-controlling interests consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Participating account surplus:			
Great-West Life	$ 405	$ 370	$ 375
London Life	1,399	1,275	1,174
Canada Life	29	35	26
GWL&A	241	204	196
Participating account accumulated other comprehensive income:			
Great-West Life	9	-	-
London Life	(15)	-	-
Canada Life	2	-	-
GWL&A	(28)	-	-
	$ 2,042	$ 1,884	$ 1,771
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	$ 52	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	157	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145	$ 145
Acquisition related fair market value adjustment	9	9	11
	$ 154	$ 154	$ 156

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	For the three months ended March 31 2007
Participating account	
Other comprehensive income attributable to participating account	
Great-West Life	$ (1)
London Life	-
Canada Life	-
GWL&A	1
Other comprehensive income - participating account	$ -

GREAT-WEST LIFECO INC.

10. Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	March 31, 2007		December 31, 2006		March 31, 2006	
	Number	Carrying value	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [1]						
Series D, 4.70% Non-Cumulative First Preferred Shares	7,978,900	$ 212	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	22,282,215	613	22,282,215	557	23,499,915	588
	30,261,115	$ 825	30,261,115	$ 756	31,478,815	$ 787
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,001	$ 199	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	-	-
	43,957,001	$ 1,099	43,957,001	$ 1,099	31,957,001	$ 799
Common shares:						
Balance, beginning of year	891,151,789	$ 4,676	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under Normal Course Issuer Bid	-	-	(1,847,300)	(9)	(504,000)	(4)
Issued under Stock Option Plan	993,457	11	2,310,013	25	1,154,095	12
Balance, end of period	892,145,246	$ 4,687	891,151,789	$ 4,676	891,339,171	$ 4,668

[1]The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at March 31, 2007 is an increase of $69 (Series D - $13, Series E - $56). The in-quarter change of $2 is not attributable to changes in the risk-free interest rate. The stated value at maturity is $25.00 per share plus accrued dividends.

11. Stock Based Compensation

1,749,000 options were granted under the Company's stock option plan for the three months ended March 31, 2007 (no options were granted during the first quarter of 2006). The weighted-average fair value of options granted during the three months ended March 31, 2007 were $7.49 per option. Compensation expense of $1 after tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2007 ($2 after tax for the three months ended March 31, 2006).

12. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31,	
	2007	2006
Pension benefits	**$ 11**	$ 20
Other benefits	**5**	6
Total	**$ 16**	$ 26

13. Earnings Per Common Share

	For the three months ended March 31,	
	2007	2006
a) Earnings		
Net income - common shareholders	**$ 514**	$ 446
b) Number of common shares		
Average number of common shares outstanding	**891,567,961**	890,681,974
Add:		
-Potential exercise of outstanding stock options	**6,958,935**	7,060,652
Average number of common shares outstanding - diluted basis	**898,526,896**	897,742,626
Earnings per common share		
Basic	**$ 0.576**	$ 0.501
Diluted	**$ 0.572**	$ 0.497

14. Accumulated Other Comprehensive Income

	For the three months ended March 31, 2007			
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total
Balance, beginning of year	$ -	$ -	$ -	$ -
Opening transition adjustment	(547)	364	-	(183)
Income tax	-	(102)	-	(102)
	(547)	262	-	(285)
Other comprehensive income	(75)	(47)	-	(122)
Income tax	-	11	-	11
	(75)	(36)	-	(111)
Balance, end of period	$ (622)	$ 226	$ -	$ (396)

15. Acquisitions

(a) Putnam Investment Trust

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $402 (U.S. $350). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $632 (U.S. $550). In aggregate these transactions represent a value of approximately $4.5 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

(b) Other Acquisitions

On April 9, 2007, GWL&A entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

16. Segmented Information

Consolidated Operations

For the three months ended March 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,805	$ 874	$ 2,934	$ -	$ 5,613
Net investment income	594	419	(12)	1	1,002
Fee and other income	255	347	162	-	764
Total income	2,654	1,640	3,084	1	7,379
Benefits and expenses:					
Paid or credited to policyholders	1,768	1,089	2,727	-	5,584
Other	578	338	171	1	1,088
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	304	210	185	-	699
Income taxes	44	62	32	-	138
Net income before non-controlling interests	260	148	153	-	561
Non-controlling interests	24	6	3	-	33
Net income - shareholders	236	142	150	$ -	528
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 225	$ 142	$ 147	$ -	$ 514

For the three months ended March 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,575	$ 692	$ 1,428	$ -	$ 3,695
Net investment income	684	335	304	-	1,323
Fee and other income	216	297	144	-	657
Total income	2,475	1,324	1,876	-	5,675
Benefits and expenses:					
Paid or credited to policyholders	1,528	838	1,635	-	4,001
Other	620	289	101	1	1,011
Amortization of finite life intangible assets	3	-	1	-	4
Net operating income before income taxes	324	197	139	(1)	659
Income taxes	82	61	24	2	169
Net income before non-controlling interests	242	136	115	(3)	490
Non-controlling interests	28	2	4	-	34
Net income - shareholders	214	134	111	(3)	456
Perpetual preferred share dividends	10	-	-	-	10
Net income - common shareholders	$ 204	$ 134	$ 111	$ (3)	$ 446

GREAT-WEST LIFECO INC.

IGM FINANCIAL INC.

PART D

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS AND NOTES

MARCH 31, 2007

IGM FINANCIAL INC.

Please note that the bottom of each page in Part D contains two different page numbers. A page number with the prefix "D" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc. (IGM Financial or the Company) as at and for the three months ended March 31, 2007, compared with the same period in 2006, and should be read in conjunction with the 2006 IGM Financial Inc. Annual Report filed on www.sedar.com. Commentary in the MD&A as at and for the three months ended March 31, 2007 is as of May 3, 2007.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could". In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Company's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

IGM Financial Inc.
Summary of Consolidated Operating Results

Net income for the three months ended March 31, 2007 was $210.5 million compared to $185.3 million for the same period in 2006, an increase of 13.7%. Diluted earnings per share were 79 cents for the period compared to 69 cents in 2006, an increase of 14.5% for the quarter.

Shareholders' equity was $3.96 billion as at March 31, 2007, up from $3.82 billion at December 31, 2006. Return on average common equity for the three months ended March 31, 2007 was 21.6% compared with return on average common equity of 21.3% for the same period in 2006. The quarterly dividend per common share of 42.75 cents in the first quarter represented an increase of 3.00 cents or 7.5% from 39.75 cents in the fourth quarter of 2006.

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

Discussion of Investors Group and Mackenzie Segment Operating Results is contained in their respective sections of this MD&A.

The Corporate and Other segment includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations. Earnings before interest and taxes for Corporate and Other were $15.5 million for the three months ended March 31, 2007 compared to $11.1 million in 2006. Earnings before interest and taxes related to Investment Planning Counsel were $1.8 million higher than 2006 levels. Net investment income on unallocated investments increased by $2.6 million in 2007 compared with 2006 as a result of higher balances and increases in interest rates.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents the interest expense on the remaining debt issued pursuant to the Mackenzie

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Three months ended March 31 (*$ millions*)	2007	2006
EBITDA – Non-GAAP measure	**$ 422.6**	$ 376.1
Commission amortization	**(80.7)**	(72.1)
Amortization of capital assets and intangible assets	**(5.7)**	(5.4)
Interest expense on long-term debt and dividends on preferred shares	**(25.9)**	(26.0)
Income before income taxes and non-controlling interest	**310.3**	272.6
Income taxes	**(99.1)**	(86.9)
Non-controlling interest	**(0.7)**	(0.4)
Net income – GAAP	**$ 210.5**	$ 185.3

IGM FINANCIAL INC.

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

Three months ended March 31 ($ millions)	INVESTORS GROUP 2007	INVESTORS GROUP 2006	MACKENZIE 2007	MACKENZIE 2006	CORPORATE & OTHER 2007	CORPORATE & OTHER 2006	TOTAL 2007	TOTAL 2006
Fee income	**$ 362.6**	$ 326.4	**$ 259.7**	$ 234.5	**$ 35.5**	$ 28.2	**$ 657.8**	$ 589.1
Net investment income and other	**45.8**	43.7	**6.6**	5.6	**10.6**	7.9	**63.0**	57.2
	408.4	370.1	**266.3**	240.1	**46.1**	36.1	**720.8**	646.3
Operating expenses								
Commissions	**111.3**	93.6	**97.7**	91.5	**22.4**	17.3	**231.4**	202.4
Non-commission	**72.9**	71.1	**76.1**	70.6	**8.2**	7.7	**157.2**	149.4
	184.2	164.7	**173.8**	162.1	**30.6**	25.0	**388.6**	351.8
Earnings before interest and taxes	**$ 224.2**	$ 205.4	**$ 92.5**	$ 78.0	**$ 15.5**	$ 11.1	**332.2**	294.5
Interest expense							**21.9**	21.9
Income before income taxes and non-controlling interest							**310.3**	272.6
Income taxes							**99.1**	86.9
Income before non-controlling interest							**211.2**	185.7
Non-controlling interest							**0.7**	0.4
Net income							**$ 210.5**	$ 185.3

acquisition as well as dividends paid on the outstanding preferred shares. Interest expense on long-term debt totalled $16.7 million and dividends paid on preferred shares were $5.2 million for the three month period ended March 31, 2007, unchanged from 2006.

- *Income taxes* – The effective income tax rate for the three months ended March 31, 2007 was 31.9% essentially unchanged from 2006 as shown in Table 3. Continuous tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded

TABLE 3: EFFECTIVE INCOME TAX RATE

Three months ended March 31	2007	2006
Income taxes at Canadian federal and provincial statutory rates	**35.21%**	35.78%
Effect of:		
Dividend income	**(0.13)**	(0.17)
Net capital gains and losses	**(1.00)**	(1.06)
Share of earnings of affiliate	**(2.47)**	(2.58)
Preferred dividends paid	**0.60**	0.70
Other items	**(0.26)**	(0.79)
Effective income tax rate	**31.95%**	31.88%

IGM FINANCIAL INC.

in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions at that time. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Investors Group

Assets Under Management

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2007 compared with 2006 are reflected in Table 4.

Investors Group's mutual fund assets under management were $60.2 billion at March 31, 2007 as shown in Table 4. This level of assets represented an increase of $2.0 billion or 3.4% from December 31, 2006 and reflected $1.0 billion in net sales and market appreciation of $1.0 billion for the quarter. During the twelve month period ended March 31, 2007, assets increased by $6.3 billion or 11.8% and reflected net market appreciation of $4.7 billion and net sales of mutual funds totalling $1.6 billion.

For the three months ended March 31, 2007, sales of Investors Group mutual funds through its Consultant network were $2.3 billion, an increase of 14.3% from 2006. Mutual fund redemptions, which totalled $1.3 billion for the same period, were unchanged from 2006 levels. Investors Group's twelve month trailing redemption rate for long-term funds decreased to a record low of 7.7% at March 31, 2007 from 8.5% at March 31, 2006 and remains below the corresponding average redemption rate of approximately

TABLE 4: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

Three months ended March 31 (*$ millions*)	2007	2006	CHANGE
Sales	**$ 2,279.8**	$ 1,995.4	14.3%
Redemptions	**1,278.7**	1,277.4	0.1
Net sales	**1,001.1**	718.0	39.4
Market and income	**962.4**	2,427.4	(60.4)
Net change in assets	**1,963.5**	3,145.4	(37.6)
Beginning assets	**58,215.8**	50,701.0	14.8
Ending assets	**$ 60,179.3**	$ 53,846.4	11.8%
Consists of:			
Investors Masterseries™ funds	**$ 51,538.0**	$ 46,226.6	11.5%
IG Mackenzie partner funds	**2,677.9**	2,290.8	16.9
Partner funds	**5,380.7**	4,807.0	11.9
*i*Profile™ funds	**582.7**	522.0	11.6
	$ 60,179.3	$ 53,846.4	11.8%
Average daily assets	**$ 58,994.9**	$ 52,308.0	12.8%

IGM FINANCIAL INC.

15.3% for all other members of the Investment Funds Institute of Canada (IFIC) at March 31, 2007. Net sales of Investors Group mutual funds were $1.0 billion in 2007 compared with net sales of $718 million in 2006, an increase of 39.4%. Sales of long-term funds were $2.0 billion for the three months ended March 31, 2007, compared with $1.8 billion in 2006, an increase of 13.2%. Net sales of long-term funds were $855 million compared to net sales of $621 million in 2006, an increase of 37.7%.

At March 31, 2007, 46% of Investors Masterseries™ mutual funds had four or five star ratings from the Morningstar† fund ranking service and 75% had a rating of three stars or better, compared to 43% and 73% respectively at December 31, 2006. In comparison, the Morningstar† universe is 32% for four and five star funds and 68% for three stars or better at March 31, 2007. Morningstar Ratings† are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds.

On January 8, 2007, Investors Group launched three new dividend funds. Investors Canadian Dividend Growth Fund, Investors U.S. Dividend Growth Fund, and Investors European Dividend Growth Fund, which invest primarily in companies that provide income and long-term dividend growth in their respective markets.

Other Products and Services

Insurance
Investors Group distributes insurance products through I.G. Insurance Services Inc. For the three months ended March 31, 2007, sales of insurance products as measured by new annualized premiums were $8.1 million compared with $8.9 million in 2006. Total face amount of insurance in force at March 31, 2007 was $42.1 billion, an increase of $4.4 billion from March 31, 2006.

Securities operations
Investors Group provides securities services to clients through Investors Group Securities Inc. At March 31, 2007, assets under administration in Investors Group Securities Inc. were $1.3 billion.

Mortgage operations
Investors Group Consultants refer clients who are seeking residential mortgages to Investors Group mortgage planning specialists who originate mortgages in key residential markets.

For the three months ended March 31, 2007 mortgage originations were $269 million compared with $253 million in 2006, an increase of 6.5%.

Through its mortgage banking operations, mortgages are sold to third parties, including securitization trusts, or placed with Investors Mortgage and Short Term Income Fund or Investors Group's intermediary operations. Investors Group also provides the ongoing servicing of these mortgages.

Solutions Banking†
Investors Group provides banking services to its clients through Solutions Banking†. The offering consists of a wide range of products and services provided by the National Bank of Canada under a long-term distribution agreement and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards.

Segregated funds
At March 31, 2007, Investors Group offered its clients 22 segregated funds distributed solely by Investors Group Consultants. These segregated funds are underwritten by The Great-West Life Assurance Company and the investment components are managed by Investors Group. At March 31, 2007, total segregated fund assets were $190.4 million compared to $90.3 million at March 31, 2006.

Additional products and services
Investors Group also offers guaranteed investment certificates to its clients through Investors Group Trust Co. Ltd. and a number of other financial institutions.

Consultant Network

Investors Group is focused on growing its distribution network by attracting and training new Consultants as well as retaining existing Consultants. This is discussed more fully in the Investors Group Review of the Business contained in the 2006 IGM Financial Inc. Annual Report. As at March 31, 2007, the number of Consultants totalled 3,985 compared to 3,917 at December 31, 2006 and 3,676 one year ago. The number of Consultants with more than four years experience was 2,263 compared to 2,205 at December 31, 2006 and 2,121 one year ago. The Consultant network has grown in each of the last eleven consecutive quarters and now stands at its highest level on record.

In 2006, Investors Group added five new regional offices concurrent with the growth of its field management and the number of new Consultants. In 2007, Investors Group is embarking on a further phase of regional office expansion with at least six new regional offices announced for North Vancouver Island, St. Catherine's, Pickering, Brantford/Cambridge, North Bay and Quebec City.

Segment Operating Results

Investors Group's earnings from operations before interest and taxes for the three months ended March 31, 2007 compared with 2006 are presented in Table 5.

FEE AND NET INVESTMENT INCOME

For the three months ended March 31, 2007, management fee income increased by $31.6 million or 12.5% to $284.0 million compared to the increase of 12.8% in average daily mutual fund assets during the quarter compared with 2006. Management fee income represents 195 basis points of average daily mutual fund assets in the three month period ended March 31, 2007 compared to 196 basis points in 2006.

Investors Group receives administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its unit trust mutual funds. Administration fees totalled $48.4 million for the three months ended March 31, 2007, up from $45.2 million in 2006. The increase in fee income for the three month period

TABLE 5: OPERATING RESULTS – INVESTORS GROUP

Three months ended March 31 *($ millions)*	2007	2006	CHANGE
Fee and net investment income			
Management	**$ 284.0**	$ 252.4	12.5%
Administration	**48.4**	45.2	7.1
Distribution	**30.2**	28.8	4.9
Net investment income and other	**45.8**	43.7	4.8
	408.4	370.1	10.3
Operating expenses			
Commissions	**53.6**	44.0	21.8
Asset retention bonus and premium	**57.7**	49.6	16.3
Non-commission	**72.9**	71.1	2.5
	184.2	164.7	11.8
Earnings before interest and taxes	**$ 224.2**	$ 205.4	9.2%

IGM FINANCIAL INC.

relates primarily to increases in trustee fees and other service fees resulting from the growth in average mutual fund assets. Administrative fee income related to the provision of administrative services to Investors Group's mutual funds declined marginally in 2007.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities trading services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking[1], an arrangement with the National Bank of Canada.

Distribution fee income of $30.2 million for the three months ended March 31, 2007 increased by 4.9% from $28.8 million in 2006. Distribution fee income for securities and banking services and insurance products increased in 2007. Redemption fee income of $8.5 million decreased by $0.7 million due to lower redemptions subject to deferred sales charges in 2007 compared to 2006.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance Investors Group's investment in Great-West Lifeco Inc. (GWL). Net investment income and other totalled $45.8 million for the three months ended March 31, 2007, an increase of $2.1 million from $43.7 million in 2006. Increases in Investors Group's share of GWL's earnings and increases in revenues related to mortgage banking activities were offset in part by decreases in gains on the sale of securities and in other income.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended March 31, 2007 increased by $9.6 million to $53.6 million compared with $44.0 million in 2006.

The increase in commission expense was due primarily to:

- Increase in amortization of commissions totalling $8.3 million in 2007 related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase of $1.2 million in other compensation related to mutual fund operations, mortgage and banking products due to higher sales.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $6.1 million in 2007 as a result of the increase in assets under management.
- ARP which is a deferred component of compensation designed to promote Consultant retention. ARP expense, which is related to assets under management at each year-end, increased by $2.0 million to $9.0 million.

Non-commission expenses increased $1.8 million or 2.5% to $72.9 million for the three months ended March 31, 2007. Non-commission expenses include costs incurred by Investors Group related to the administration of its mutual funds. Non-commission expenses also include Consultant network support costs and expenses related to the marketing and management of its mutual funds and other products as well as other operating expenses.

Mackenzie
Assets Under Management

Mackenzie's total assets under management at March 31, 2007 were $63.7 billion, an increase of $2.2 billion or 3.4% from $61.5 billion at December 31, 2006 and an increase of $10.0 billion or 18.6% from $53.7 billion as at March 31, 2006. Mackenzie's mutual fund assets under management were $47.8 billion at March 31, 2007, an increase of $1.2 billion or 2.6% from $46.6 billion at December 31, 2006 and an increase of $3.8 billion or 8.8% from $44.0 billion as at March 31, 2006. Mackenzie's institutional account assets at March 31, 2007 were $15.7 billion, a 5.9% increase from $14.8 billion at December 31, 2006 and an increase of $6.1 billion or 64.2% from March 31, 2006. On September 22, 2006, Mackenzie acquired the assets of the Cundill Group, resulting in the addition of $3.3 billion to its assets under management as of the acquisition date. As well, Mackenzie's structured products totaled $160.3 million at March 31, 2007, unchanged from March 31, 2006.

Monthly average total assets under management, which are generally more indicative of trends in revenue for providing investment management services than the period over period change in ending assets under management, increased 21.2% as compared to the same period last year. The changes in assets under management are summarized in Table 7.

In the three months ended March 31, 2007, Mackenzie's gross sales were $3.7 billion, a decrease of 6.1% from $3.9 billion in the comparative period last year. Redemptions in the current period were $3.1 billion as compared to redemptions of $2.6 billion in 2006.

Redemptions of long-term mutual funds in the three months ended March 31, 2007 were $1.9 billion, consistent with the prior year. As at March 31, 2007, Mackenzie's twelve-month trailing redemption rate for long-term funds was 14.8%, as compared to 15.1% last year. The average twelve-month trailing redemption rate for long-term funds for all other members of IFIC declined to approximately 14.6% at March 31, 2007 from 15.2% last year. Mackenzie's twelve month trailing redemption rate is comprised of the weighted average redemption rate for front-end load assets, deferred sales charge and low load units with redemption fees, and matured deferred sales charge units without redemption fees (matured units). Generally, redemption rates are higher than the average for front-end load units and matured units.

Net sales for the three months ended March 31, 2007 were $0.6 billion, as compared to net sales of $1.3 billion last year.

During the current quarter, net market appreciation resulted in assets increasing by $1.5 billion as compared

TABLE 6: ASSETS UNDER MANAGEMENT – MACKENZIE

Three months ended March 31 *($ millions)*	2007	2006	CHANGE
Mutual Funds	**$ 47,823.0**	$ 43,966.5	8.8%
Institutional Accounts			
Subadvisory	**13,368.2**	9,011.6	48.3
Investment advisory	**1,706.4**	527.2	223.7
High net worth	**592.7**	–	N/M
	15,667.3	9,538.8	64.2
Structured Products	**160.3**	159.9	0.3
Total	**$ 63,650.6**	$ 53,665.2	18.6%
Daily average mutual fund assets	**$ 47,182.5**	$ 42,661.3	10.6%
Monthly average total assets	**$ 62,544.2**	$ 51,605.7	21.2%

TABLE 7: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

Three months ended March 31 (*$ millions*)	2007	2006	CHANGE
Sales	**$ 3,662.3**	$ 3,899.8	(6.1)%
Redemptions	**3,057.7**	2,613.0	17.0
Net sales	**604.6**	1,286.8	(53.0)
Market and income	**1,503.8**	2,525.5	(40.5)
Net change in assets	**2,108.4**	3,812.3	(44.7)
Beginning assets	**61,542.2**	49,852.9	23.4
Ending assets	**$ 63,650.6**	$ 53,665.2	18.6%

to an increase of $2.5 billion in the comparative period last year.

At March 31, 2007, 40% of Mackenzie's mutual fund assets measured by the Morningstar† fund ranking service had four or five star ratings and 81% had a rating of three stars or better, compared to 42% and 82% at December 31, 2006.

On April 16, 2007, Mackenzie launched two new equity funds. The Mackenzie Cundill Emerging Markets Value Class invests mainly in equity securities of companies in emerging markets and the Mackenzie Cundill International Class invests in equity securities of companies throughout the world except Canada and the United States.

Segment Operating Results

Mackenzie's earnings from operations before interest and taxes for the three months ended March 31, 2007 compared with 2006 are presented in Table 8.

FEE AND NET INVESTMENT INCOME

Mackenzie's management fee revenues are earned from services it provides as fund manager to the Mackenzie mutual funds and as investment advisor to institutional accounts. The majority of Mackenzie's mutual funds are distributed on a retail priced basis, however, it also offers various series of these funds with management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and investment dealers. In these programs, Mackenzie does not pay trailing commissions or selling commissions. At March 31, 2007, there were $7.3 billion of mutual fund assets in these series of the funds, as compared to $5.5 billion at March 31, 2006.

Management fees were $216.7 million for the three months ended March 31, 2007, an increase of $26.3 million or 13.8% from $190.4 million last year. The increase in management fees was consistent with the growth in Mackenzie's monthly average total assets under management from $51.6 billion in 2006 to $62.5 billion in the current period and the decline in its average management fee rate. Mackenzie's average management fee rate is 140.5 basis points of monthly average total assets in 2007 as compared to 149.6 basis points in 2006. The decrease in the average management fee rate is due to the higher growth in Mackenzie's institutional accounts and non-retail priced mutual funds relative to the growth in its retail priced mutual funds as institutional assets and non-retail priced mutual funds have lower management fees. In addition, changes in asset mix within Mackenzie's sub-brands of retail priced mutual funds also impacts average management fee rates.

TABLE 8: OPERATING RESULTS – MACKENZIE

Three months ended March 31 ($ millions)	2007	2006	CHANGE
Fee and net investment income			
Management	**$ 216.7**	$ 190.4	13.8%
Administration	**34.9**	34.7	0.6
Distribution	**8.1**	9.4	(13.8)
Net investment income and other	**6.6**	5.6	17.9
	266.3	240.1	10.9
Operating expenses			
Commissions	**40.5**	40.5	–
Trailer fees	**57.2**	51.0	12.2
Non-commission	**76.1**	70.6	7.8
	173.8	162.1	7.2
Earnings before interest and taxes	**$ 92.5**	$ 78.0	18.6%

Administration fees include the following main components:

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Asset allocation fees.
- Trustee and other administration fees generated from the MRS account administration business.

Administration fees were $34.9 million for the three months ended March 31, 2007, as compared to $34.7 million in the comparative period last year.

Mackenzie earns distribution fee income on redemptions of mutual fund units sold on a deferred sales charge basis and on a low load basis. Distribution fees charged for deferred sales charge assets range from 5.5% in the first year and decrease to zero after seven years. Distribution fees for low load assets range from 3.0% in the first year and decrease to zero after three years. Distribution fee income in the current period was $8.1 million, a decrease of $1.3 million from $9.4 million last year. Although the total level of redemptions increased during the current period relative to last year, the decline in distribution fee income was due to a period over period decline in the absolute level of redemption of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit-taking operations. Net investment income in the three months ended March 31, 2007 was $6.6 million, an increase of $1.0 million from $5.6 million in 2006. Increases in M.R.S. Trust Company's loan and short-term investment portfolios and rising interest rates accounted for this increase.

OPERATING EXPENSES

Mackenzie's operating expenses were $173.8 million for the three month period ended March 31, 2007, an increase of $11.7 million or 7.2% from $162.1 million last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a low load and deferred sales charge basis. Commission expense, which represents the amortization of selling commissions, was $40.5 million in the three month period ended March 31, 2007 unchanged from the comparative period last year. Mackenzie amortizes selling commissions over three years from the date of original purchase of the applicable low load units and over a maximum

period of seven years from the date of original purchase of the applicable deferred sales charge units.

Trailing commissions paid to dealers are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis, a deferred sales charge basis or on a low load basis. Trailing commissions are generally not paid on non-retail series of mutual funds and institutional assets.

Trailing commissions paid to dealers were $57.2 million in the current period, an increase of $6.2 million or 12.2% from $51.0 million last year. The increase in trailing commissions is due to the year over year growth in average mutual fund assets under management and the increase in the average trail commission rate. Trailing commissions as a percentage of average mutual fund assets under management increased to 0.492% in the current period as compared to 0.485% last year. The increase in the average trail commission rate is attributed to an increase in the relative proportion of Mackenzie's mutual fund assets that were purchased on a front-end basis rather than on a deferred sales charge basis.

Non-commission expenses increased $5.5 million or 7.8% to $76.1 million in the current period from $70.6 million last year. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. The remaining non-commission expenses relate to costs incurred by Mackenzie in the marketing and management of its mutual funds and in its account administration and trust company businesses. The increase in non-commission expenses is due primarily to Mackenzie's acquisition of the Cundill Group in the third quarter of 2006.

IGM Financial Inc.

Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $7.47 billion at March 31, 2007 compared to $7.33 billion at December 31, 2006.

The fair value of the Company's securities holdings net of derivatives classified as cash flow hedges was $279.3 million as at March 31, 2007, compared to $195.5 million at December 31, 2006, an increase of 42.9%. Unrealized gains on the securities portfolio were $42.5 million at March 31, 2007 compared to $53.2 million at December 31, 2006. The Consolidated Balance Sheet as at December 31, 2006 reflected the carrying value of the securities portfolio of $142.3 million. The increase of $146.8 million from December 31, 2006 for Securities represents net purchases of securities in the quarter and the transitional adjustment required to reflect the securities portfolio at fair value in accordance with the new accounting standards related to Financial Instruments as disclosed in Note 1 to the interim Consolidated Financial Statements.

Loans, including mortgages and personal loans, increased by $36.1 million to $524.9 million at March 31, 2007 and represented 7.0% of total assets, compared to 6.7% at December 31, 2006. Residential mortgage loans related to the Company's mortgage banking operations increased $17.5 million. These residential mortgage loans are funded primarily through sales to third parties, including securitization trusts, on a fully serviced basis and through placements to the Investors Mortgage and Short Term Income Fund. In the Company's intermediary operations, personal loans increased by $33.5 million while residential mortgage loans decreased by $14.9 million in the three month period to March 31, 2007.

Consolidated Liquidity and Capital Resources

LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

In addition, a portion of cash and cash equivalents and loans relates to the Company's deposit operations. At March 31, 2007, deposits and certificates totalled $807.6 million compared to $777.5 million at December 31, 2006.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $422.6 million for the three months ended March 31, 2007 compared to $376.1 million in 2006, and represents an increase of 12.4%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit. IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

Table 9 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which forms part of the interim Consolidated Financial Statements for the three months ended March 31, 2007. Cash and cash equivalents decreased $167.8 million in the first quarter compared with a decrease of $187.9 million in 2006.

Operating activities, before payment of commissions, generated $174.4 million during the three month period ended March 31, 2007, as compared to $165.3 million in 2006. Cash commissions paid of $117.4 million in 2007 decreased from $121.4 million in 2006. While mutual fund sales increased approximately 1%, commissions paid decreased 3.3% reflecting an increase in the relative proportion in mutual funds assets purchased on a front-end basis rather than on a deferred sales charge basis. Net cash flows from operating activities, net of commissions paid, was $57.0 million for the three months ended March 31, 2007 compared with $43.9 million in 2006. Operating cash flows are typically lower in the first quarter of the year as higher mutual funds sales activity during the RSP season results in an increase in the amount of commissions paid in this period.

TABLE 9: CASH FLOWS

Three months ended March 31 *($ millions)*	2007	2006	CHANGE
Operating activities			
Before payment of commissions	**$ 174.4**	$ 165.3	5.5%
Commissions paid	**(117.4)**	(121.4)	3.3
Net of commissions paid	**57.0**	43.9	29.8
Financing activities	**(86.4)**	(102.5)	15.7
Investing activities	**(138.4)**	(129.3)	(7.0)
Decrease in cash and cash equivalents	**(167.8)**	(187.9)	10.7
Cash and cash equivalents, beginning of period	**1,325.5**	1,068.1	24.1
Cash and cash equivalents, end of period	**$ 1,157.7**	$ 880.2	31.5%

IGM FINANCIAL INC.

Financing activities during the quarter ended March 31, 2007 compared to the same period in 2006 related primarily to:

- A net increase of $30.1 million in deposits and certificates in 2007 compared to a net increase of $15.6 million in 2006. The net increase in both periods related to increases in demand deposit levels which were offset in part by decreases in term deposit levels.
- Proceeds received on the issuance of common shares under the Company's stock option program of $6.7 million in 2007 compared with $5.6 million in 2006.
- The payment of regular common share dividends which increased to $105.3 million in 2007 from $91.3 million in 2006 as a result of increases in the Company's common share dividends.
- The purchase of 360,000 common shares in 2007 under IGM Financial's normal course issuer bid at a cost of $17.9 million compared with the purchase of 150,000 common shares at a cost of $7.5 million in 2006.

Investing activities during the quarter ended March 31, 2007 compared to the same period in 2006 related primarily to:

- Securities purchases of $111.2 million and securities sales with proceeds of $11.4 million in 2007 compared with $10.4 million and $52.9 million, respectively, in 2006.
- Net increases in loans of $345.4 million compared to $254.1 million in 2006 related primarily to residential mortgages in the Company's mortgage banking operations. The net increase in loans was offset by securitizations of $310.6 million in 2007 compared to $85.6 million in 2006.

Contractual Obligations

There have been no material changes in the contractual obligations of the Company from those reported at December 31, 2006.

Liquidity Requirements

Liquidity requirements for M.R.S. Trust Company and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at March 31, 2007, liquidity for both companies was in compliance with these policies.

CAPITAL RESOURCES

Shareholders' equity increased to $3.96 billion as at March 31, 2007 from $3.82 billion at December 31, 2006. Changes in common share capital are reflected in the interim Consolidated Statements of Changes in Shareholders' Equity and in Note 3 to the interim Consolidated Financial Statements. Long-term debt of $1.20 billion and preferred shares of $360 million remained at year end 2006 levels.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

In the first quarter of 2007, Standard & Poor's (S&P) reviewed their ratings of IGM Financial's senior debt and liabilities. The rating on the Company's senior debt and liabilities was upgraded to "A+" with a stable outlook by S&P, reflecting the continuing quality of the Company's balance sheet and the strength of its operations. The Dominion Bond Rating Service (DBRS) rating is currently "A (high)" with a stable outlook.

OFF-BALANCE SHEET SECURITIZATION ARRANGEMENTS

There were no changes to the Company's liquidity management practices related to securitizations during the three month period ended March 31, 2007. During the three months ended March 31, 2007, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $310.6 million compared with $85.6 million in 2006 as discussed in Note 2 to the interim Consolidated Financial Statements. Securitized loans serviced at March 31, 2007 totalled $1,761.5 million compared with $603.8 million in 2006. The fair value of the Company's retained interest was $45.9 million at March 31, 2007 and $12.5 million at March 31, 2006.

FINANCIAL INSTRUMENTS

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Company for the quarter ended March 31, 2007. In addition, there were no significant changes in the risks related to these financial instruments and in the policies and procedures designed to manage these risks during the period. On January 1, 2007, in accordance with the new accounting standards relating to Financial Instruments, the Company began recording its securities portfolio and derivatives designated as cash flow hedges at fair value, as disclosed in Note 1 to the interim Consolidated Financial Statements. The securities portfolio has been classified as available for sale. Changes in fair value of both the securities portfolio and derivatives designated as cash flow hedges are recorded in Other comprehensive income.

Derivative Contracts – There have been no changes in the Company's policies and procedures with respect to the use of derivative instruments during the quarter ended March 31, 2007. In addition, there has not been a significant change during the first quarter of 2007 in either the notional amount outstanding or in the exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position. The Company utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations and asset liability management. The Company manages its exposure to market risk on its corporate securities portfolio by using a variety of derivative instruments including options and forward contracts. The Company also manages its exposure to fluctuations in the total return of its common shares related to deferred compensation arrangements by entering into total return swaps. Additional information related to the Company's utilization of derivative contracts can be found in Notes 1 and 15 of the Consolidated Financial Statements in the 2006 IGM Financial Inc. Annual Report.

Outlook

MUTUAL FUND INDUSTRY ASSETS

At March 31, 2007, mutual fund industry assets in Canada were $690.0 billion, an increase of 4.5% relative to December 31, 2006. This $29.8 billion increase in industry assets since December 31, 2006 reflected net sales of $16.4 billion, an estimated $12.3 billion in investment returns and $1.1 billion in mutual fund assets not previously reported through the Investment Funds Institute of Canada (IFIC).

RISK FACTORS

The Regulatory Environment

IGM is subject to complex and changing legal, taxation and regulatory requirements, including the requirements of agencies of the federal, provincial and territorial governments in Canada which regulate the Company. The Company's principal regulators are the Canadian Securities Administrators, the Mutual Fund Dealers Association of Canada, the Investment Dealers Association of Canada and the Office of the Superintendent of Financial Institutions. These and other regulatory bodies regularly adopt new laws, rules, regulations and policies that apply to the Company. Regulatory standards affecting the Company and the financial services industry are increasing. The Company's subsidiaries are subject to regular regulatory reviews as part of the normal ongoing process of oversight by the Company's regulators.

Failure to comply with laws, rules or regulations could lead to regulatory sanctions and civil liability, and may have an adverse reputational or financial effect on the Company. The Company manages regulatory risk through its efforts to promote a strong culture of compliance. It monitors regulatory developments and their impact on the Company. It also continues to develop and maintain compliance policies, processes and oversight, including specific communications on compliance and legal matters, training, testing, monitoring and reporting. The Audit Committee of the Company receives regular reporting on compliance initiatives and issues.

The Company supports regulatory efforts that will protect the interests of its clients and preserve the integrity and reputation of the industry and its members.

Contingencies

The Company is subject to legal actions, including class actions, arising in the normal course of its business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Market Risk

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 10.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

Distribution Risk

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as previously discussed in the Investors Group Review of the Business.
- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's diverse portfolio of financial products and its long-term investment performance record, marketing, educational and service support has made Mackenzie one of Canada's leading companies serving independent financial advisors.

TABLE 10: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

As at March 31	2007	2006
IGM Financial Inc.		
Investors Group	**7.7%**	8.5%
Mackenzie	**14.8%**	15.1%
Counsel Group of Funds	**9.2%**	10.1%

IGM FINANCIAL INC.

Accounting Estimates and Policies

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the Company's critical accounting estimates from those reported at December 31, 2006.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted four new accounting standards: CICA 3855, Financial Instruments – Recognition and Measurement, CICA 3865, Hedges, CICA 1530, Comprehensive Income, and CICA 3251, Equity.

These standards require that all financial assets be classified in one of the following categories: available for sale, held to maturity, trading or loans and receivables. The standards require that all financial assets be carried at fair value in the Consolidated Balance Sheets, except loans and receivables including mortgages and securities classified as held to maturity, which are carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which are carried at fair value, or other than held for trading, which are carried at amortized cost using the effective interest method.

Changes in the fair value of financial assets classified as trading are required to be reported in the Consolidated Statements of Income. Unrealized gains and losses on financial assets that are available for sale are required to be recorded in Other comprehensive income until realized or until the asset is other than temporarily impaired, at which time they are required to be recorded in the Consolidated Statements of Income. All derivatives, including embedded derivatives that must be separately accounted for, must be recorded at fair value in the Consolidated Balance Sheets and the changes in fair value must be recorded in the Consolidated Statements of Income, except as described in the next paragraph for certain hedging derivatives.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the Consolidated Statements of Income. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which is reclassified to the Consolidated Statements of Income when the hedged transaction impacts earnings. The change in fair value of the ineffective portion of the derivative in a cash flow hedge must be recorded in the Consolidated Statements of Income.

The Consolidated Statements of Comprehensive Income have been included in the Company's financial statements. The Consolidated Statements of Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Company's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses related to the Company's investment in affiliate are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts related to the Company's investment in affiliate are also recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

On January 1, 2007, the Company's securities portfolio was classified as available for sale. The loans portfolio was classified as loans and receivables and is carried at amortized cost. Long-term debt, and deposits and certificates were classified as other than held for trading and are carried at amortized cost.

On January 1, 2007, transitional adjustments were recorded in the opening balance of Accumulated other comprehensive income to recognize the fair value of financial assets classified as available for sale and hedging instruments designated as cash flow hedges. The recognition of the fair value of available for sale securities increased Securities by $95.7 million and increased funds held in escrow included in Other assets by $3.5 million. The recognition of the fair value of derivatives designated as cash flow hedges increased

Other liabilities by $42.6 million. Accumulated other comprehensive income increased by $46.3 million on an after tax basis. The foreign currency translation balance of $39.8 million (2006 – $35.2 million) related to the Company's investment in affiliate has been reclassified from Retained earnings to Accumulated other comprehensive income. Prior periods were not restated except for the reclassification of the foreign currency translation balances. There was no impact to net income as a result of implementation of the standards.

FUTURE ACCOUNTING CHANGES

On January 1, 2008, the Company will adopt CICA 1535, Capital Disclosures. This standard requires the disclosure of information related to the objectives, policies and processes for managing capital. There will be no impact to the Company's financial statements as this standard only addresses disclosure requirements.

On January 1, 2008, the Company will adopt CICA 3862, Financial Instruments – Disclosures. CICA 3862 requires disclosure of information related to the significance of financial instruments to the Company's performance. The Company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed. As this standard only addresses presentation and disclosure requirements, there will be no impact to the Company's financial statements.

Internal Controls Over Financial Reporting

During the first quarter of 2007, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Other Information

RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at December 31, 2006. For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements in the 2006 IGM Financial Inc. Annual Report.

OUTSTANDING SHARE DATA

Outstanding shares of the Company as at March 31, 2007 of 264,820,266 are disclosed in Note 3 – Share Capital in the notes to the interim Consolidated Financial Statements. Outstanding shares of the Company as at May 3, 2007 totalled 264,836,478.

SEDAR

Additional information relating to IGM Financial Inc., including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

Consolidated Statements of Income

(unaudited) *(in thousands of dollars, except shares and per share amounts)*	THREE MONTHS ENDED MARCH 31 2007	2006
Fee and net investment income		
Management	**$ 511,836**	$ 452,307
Administration	**83,757**	80,042
Distribution	**62,169**	56,767
Net investment income and other	**63,029**	57,205
Total fee and net investment income	**720,791**	646,321
Operating expenses		
Commission expense	**231,404**	202,409
Non-commission expense	**157,199**	149,431
Interest expense	**21,851**	21,941
Total operating expenses	**410,454**	373,781
Income before income taxes and non-controlling interest	**310,337**	272,540
Income taxes	**99,147**	86,889
Income before non-controlling interest	**211,190**	185,651
Non-controlling interest	**641**	398
Net income	**$ 210,549**	$ 185,253
Average number of common shares *(in thousands) (Note 8)*		
– Basic	**264,944**	264,647
– Diluted	**267,671**	267,266
Earnings per share *(in dollars) (Note 8)* – Basic	**$ 0.79**	$ 0.70
– Diluted	**$ 0.79**	$ 0.69

(See accompanying notes to interim consolidated financial statements.)

Consolidated Balance Sheets

(unaudited) *(in thousands of dollars)*	MARCH 31 2007	DECEMBER 31 2006
Assets		
Cash and cash equivalents	**$ 1,157,736**	$ 1,325,468
Securities	**289,096**	142,322
Loans	**524,854**	488,795
Investment in affiliate	**577,893**	549,237
Deferred selling commissions	**1,010,792**	974,070
Other assets	**496,227**	439,804
Intangible assets	**1,038,995**	1,040,126
Goodwill	**2,372,644**	2,372,714
	$ 7,468,237	$ 7,332,536
Liabilities		
Deposits and certificates	**$ 807,611**	$ 777,505
Other liabilities	**672,216**	735,297
Future income taxes	**469,659**	442,061
Long-term debt	**1,200,000**	1,200,000
Preferred shares	**360,000**	360,000
	3,509,486	3,514,863
Shareholders' Equity		
Common shares	**1,498,928**	1,493,954
Contributed surplus	**16,894**	15,339
Retained earnings	**2,429,515**	2,348,157
Accumulated other comprehensive income	**13,414**	(39,777)
	3,958,751	3,817,673
	$ 7,468,237	$ 7,332,536

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED MARCH 31 2007	 2006
Common shares *(Note 3)*		
Balance, beginning of period	**$ 1,493,954**	$ 1,481,519
Issued under stock option plan	**7,011**	5,981
Purchased for cancellation	**(2,037)**	(843)
Balance, end of period	**1,498,928**	1,486,657
Contributed surplus		
Balance, beginning of period	**15,339**	9,213
Stock options		
Current period expense	**1,875**	1,469
Exercised	**(320)**	(415)
Balance, end of period	**16,894**	10,267
Retained earnings		
Balance, beginning of period		
As previously reported	**2,308,380**	1,954,391
Reclassification to accumulated other comprehensive income *(Note 1)*	**39,777**	35,205
As restated	**2,348,157**	1,989,596
Net income	**210,549**	185,253
Common dividends	**(113,312)**	(97,963)
Common share cancellation excess and other *(Note 3)*	**(15,879)**	(6,645)
Balance, end of period	**2,429,515**	2,070,241
Accumulated other comprehensive income *(Note 4)*		
Balance, beginning of period	**(39,777)**	(35,205)
Change in accounting policy *(Note 1)*	**46,339**	–
Other comprehensive income (loss)	**6,852**	(814)
Balance, end of period	**13,414**	(36,019)
Total Shareholders' Equity	**$ 3,958,751**	$ 3,531,146

(See accompanying notes to interim consolidated financial statements.)

Consolidated Statements of Comprehensive Income

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED MARCH 31 2007	2006
Net income	**$ 210,549**	$ 185,253
Other comprehensive income (loss), net of tax *(Note 5)*		
Net unrealized gains (losses) on available for sale securities:		
Unrealized gains (losses)	**3,295**	–
Reclassification adjustment for (gains) losses included in net income	**(36,732)**	–
	(33,437)	–
Net unrealized gains (losses) on cash flow hedges		
Unrealized gains (losses)	**2,133**	–
Reclassification adjustment for (gain) loss included in net income	**21,574**	–
	23,707	–
Net unrealized gain (loss) on foreign currency translation	**16,582**	(814)
Other comprehensive income (loss)	**6,852**	(814)
Comprehensive income	**$ 217,401**	$ 184,439

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Consolidated Statements of Cash Flows

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED MARCH 31 2007	2006
Operating activities		
Net income	**$ 210,549**	$ 185,253
Adjustments to determine net cash from operating activities		
Future income taxes	**19,567**	25,633
Commission amortization	**80,685**	72,130
Amortization of capital and intangible assets	**5,644**	5,369
Changes in operating assets and liabilities and other	**(142,007)**	(123,078)
	174,438	165,307
Commissions paid	**(117,407)**	(121,415)
	57,031	43,892
Financing activities		
Net increase in deposits and certificates	**30,106**	15,638
Repayment of long-term debt	**–**	(25,010)
Issue of common shares	**6,691**	5,565
Common dividends paid	**(105,284)**	(91,266)
Common shares purchased for cancellation	**(17,902)**	(7,454)
	(86,389)	(102,527)
Investing activities		
Purchase of securities	**(111,205)**	(10,374)
Proceeds from the sale of securities	**11,410**	52,897
Net increase in loans	**(345,447)**	(254,087)
Proceeds from securitizations *(Note 2)*	**310,612**	85,643
Additions to capital assets	**(3,744)**	(3,159)
Other	**–**	(156)
	(138,374)	(129,236)
Decrease in cash and cash equivalents	**(167,732)**	(187,871)
Cash and cash equivalents, beginning of period	**1,325,468**	1,068,061
Cash and cash equivalents, end of period	**$ 1,157,736**	$ 880,190
Cash	**$ 111,257**	$ 118,090
Cash equivalents	**1,046,479**	762,100
	$ 1,157,736	$ 880,190
Supplemental disclosure of cash flow information		
Amount of interest paid during the period	**$ 22,441**	$ 21,322
Amount of income taxes paid during the period	**$ 139,566**	$ 98,130

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Notes to the Interim Consolidated Financial Statements

MARCH 31, 2007 *(unaudited) (In thousands of dollars, except shares and per share amounts)*

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2006, except as noted below. These interim unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto in the Company's Annual Report dated December 31, 2006.

Changes in accounting policies – financial instruments

On January 1, 2007, the Company adopted four new accounting standards: CICA 3855, Financial Instruments – Recognition and Measurement, CICA 3865, Hedges, CICA 1530, Comprehensive Income, and CICA 3251, Equity.

These standards require that all financial assets be classified in one of the following categories: available for sale, held to maturity, trading or loans and receivables. The standards require that all financial assets be carried at fair value in the Consolidated Balance Sheets, except loans and receivables including mortgages and securities classified as held to maturity, which are carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which are carried at fair value, or other than held for trading, which are carried at amortized cost using the effective interest method.

Changes in the fair value of financial assets classified as trading are required to be reported in the Consolidated Statements of Income. Unrealized gains and losses on financial assets that are available for sale are required to be recorded in Other comprehensive income until realized or until the asset is other than temporarily impaired, at which time they are required to be recorded in the Consolidated Statements of Income. All derivatives, including embedded derivatives that must be separately accounted for, must be recorded at fair value in the Consolidated Balance Sheets and the changes in fair value must be recorded in the Consolidated Statements of Income, except as described in the next paragraph for certain hedging derivatives.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the Consolidated Statements of Income. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which is reclassified to the Consolidated Statements of Income when the hedged transaction impacts earnings. The change in fair value of the ineffective portion of the derivative in a cash flow hedge must be recorded in the Consolidated Statements of Income.

The Consolidated Statements of Comprehensive Income have been included in the Company's financial statements. The Consolidated Statements of Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Company's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses related to the Company's investment in affiliate are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts related to the Company's investment in affiliate are also recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

On January 1, 2007, the Company's securities portfolio was classified as available for sale. The loans portfolio was classified as loans and receivables and is carried at amortized cost. Long-term debt, and deposits and certificates were classified as other than held for trading and are carried at amortized cost.

On January 1, 2007, transitional adjustments were recorded in the opening balance of Accumulated other comprehensive income to recognize the fair value of financial assets classified as available for sale and hedging instruments designated as cash flow hedges. The recognition of the fair value of available for sale securities increased Securities by $95.7 million and increased funds held in escrow included in Other assets by $3.5 million. The recognition of the fair value of derivatives designated as cash flow hedges increased Other liabilities by $42.6 million. Accumulated other comprehensive income increased by $46.3 million on an after tax basis. The foreign currency

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

translation balance of $39.8 million (2006 – $35.2 million) related to the Company's investment in its affiliate has been reclassified from Retained earnings to Accumulated other comprehensive income. Prior periods were not restated except for the reclassification of the foreign currency translation balances. There was no impact to net income as a result of implementation of the standards.

Future accounting changes

On January 1, 2008, the Company will adopt CICA 1535, Capital Disclosures. This standard requires the disclosure of information related to the objectives, policies and processes for managing capital. There will be no impact to the Company's financial statements as this standard only addresses disclosure requirements.

On January 1, 2008, the Company will adopt CICA 3862, Financial Instruments – Disclosures. CICA 3862 requires disclosure of information related to the significance of financial instruments to the Company's performance. The Company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed. As this standard only addresses presentation and disclosure requirements, there will be no impact to the Company's financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

2. SECURITIZATIONS

During the first quarter of 2007, the Company securitized $313.7 million (2006 – $86.1 million) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $310.6 million (2006 – $85.6 million). The Company's retained interest in the securitized loans was valued at $8.5 million (2006 – $1.5 million). A pre-tax gain on sale of $3.0 million (2006 – $0.3 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

3. SHARE CAPITAL

Issued and outstanding

	MARCH 31, 2007		MARCH 31, 2006	
	SHARES	STATED VALUE	SHARES	STATED VALUE
First preferred shares, Series A	**14,400,000**	**$ 360,000**	14,400,000	$ 360,000
Common shares				
Balance, beginning of period	**264,865,938**	**$ 1,493,954**	264,539,213	$ 1,481,519
Issued under Stock Option Plan	**314,328**	**7,011**	250,276	5,981
Purchased for cancellation	**(360,000)**	**(2,037)**	(150,000)	(843)
Balance, end of period	**264,820,266**	**$ 1,498,928**	264,639,489	$ 1,486,657

Normal course issuer bid

The Company commenced a normal course issuer bid, effective for one year, on March 22, 2007. Under this bid, the Company may purchase up to 13.3 million or 5% of its common shares outstanding as at March 14, 2007. In the first quarter of 2007, 360,000 shares were purchased at a cost of $17.9 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On March 22, 2006, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at March 14, 2006. In the first quarter of 2006, 150,000 shares were purchased at a cost of $7.5 million and the premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

4. ACCUMULATED OTHER COMPREHENSIVE INCOME

	NET UNREALIZED GAINS (LOSSES), NET OF TAX			
	AVAILABLE FOR SALE SECURITIES	CASH FLOW HEDGES	FOREIGN CURRENCY TRANSLATION	TOTAL
2007				
Balance, beginning of period	$ –	$ –	$ (39,777)	$ (39,777)
Change in accounting policy *(Note 1)*	81,374	(35,035)	–	46,339
Other comprehensive income	(33,437)	23,707	16,582	6,852
Balance, end of period	$ 47,937	$ (11,328)	$ (23,195)	$ 13,414
2006				
Balance, beginning of period	$ –	$ –	$ (35,205)	$ (35,205)
Other comprehensive income	–	–	(814)	(814)
Balance, end of period	$ –	$ –	$ (36,019)	$ (36,019)

5. INCOME TAXES ON COMPONENTS OF OTHER COMPREHENSIVE INCOME

	THREE MONTHS ENDED MARCH 31 2007	2006
Net unrealized gains (losses) on available for sale securities	$ 7,340	$ –
Net unrealized gains (losses) on cash flow hedges	(5,088)	–
Net unrealized gain (loss) on foreign currency translation	–	–
Total income taxes	$ 2,252	$ –

6. STOCK-BASED COMPENSATION

	MARCH 31 2007	DECEMBER 31 2006
Common share options		
– Outstanding	9,736,389	8,494,870
– Exercisable	5,120,159	4,653,897

In the first quarter of 2007, the Company granted 1,565,820 options to employees (2006 – 810,400). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of time vesting options granted during the three months ended March 31, 2007 has been estimated at $8.64 per option (2006 – $8.68) using the Black-Scholes option pricing model. The weighted-average fair value of performance based options granted during the three months ended March 31, 2007 has been estimated at $4.63 per option (2006 – $5.35) using a barrier option pricing model. The assumptions used in these valuation models include: (i) risk-free interest rate of 3.97% (2006 – 4.11%), (ii) expected option life of six years (2006 – six years), (iii) expected volatility of 20.00% (2006 – 21.00%) and (iv) expected dividend yield of 3.36% (2006 – 3.17%).

The Company recorded compensation expense related to its stock option program of $1.7 million (2006 – $1.4 million) for the three months ended March 31, 2007.

7. EMPLOYEE FUTURE BENEFITS

The Company recorded pension and other post-retirement benefits expense as follows:

	THREE MONTHS ENDED MARCH 31	
	2007	2006
Pension expense	$ (187)	$ 446
Other post-retirement benefits expense	1,220	962
Total	$ 1,033	$ 1,408

8. EARNINGS PER COMMON SHARE

	THREE MONTHS ENDED MARCH 31	
	2007	2006
Earnings		
Net income	$ 210,549	$ 185,253
Number of common shares *(in thousands)*		
Average number of common shares outstanding	264,944	264,647
Add:		
– Potential exercise of outstanding stock options	2,727	2,619
Average number of common shares outstanding – Diluted basis	267,671	267,266
Earnings per common share *(in dollars)*		
Basic	$ 0.79	$ 0.70
Diluted	$ 0.79	$ 0.69

In certain circumstances, the preferred shares are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

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7. EMPLOYEE FUTURE BENEFITS

The Company recorded pension and other post-retirement benefits expense as follows:

	THREE MONTHS ENDED MARCH 31 2007	2006
Pension expense	$ (187)	$ 446
Other post-retirement benefits expense	1,220	962
Total	$ 1,033	$ 1,408

8. EARNINGS PER COMMON SHARE

	THREE MONTHS ENDED MARCH 31 2007	2006
Earnings		
Net income	$ 210,549	$ 185,253
Number of common shares *(in thousands)*		
Average number of common shares outstanding	264,944	264,647
Add:		
– Potential exercise of outstanding stock options	2,727	2,619
Average number of common shares outstanding – Diluted basis	267,671	267,266
Earnings per common share *(in dollars)*		
Basic	$ 0.79	$ 0.70
Diluted	$ 0.79	$ 0.69

In certain circumstances, the preferred shares are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

IGM FINANCIAL INC.

9. SEGMENTED INFORMATION

Three months ended March 31 2007	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 284,028	$ 216,651	$ 11,157	$ 511,836
Administration	48,372	34,892	493	83,757
Distribution	30,153	8,119	23,897	62,169
Net investment income and other	45,816	6,605	10,608	63,029
	408,369	266,267	46,155	720,791
Operating expenses				
Commissions	111,307	97,712	22,385	231,404
Non-commission	72,851	76,085	8,263	157,199
	184,158	173,797	30,648	388,603
Earnings before undernoted	$ 224,211	$ 92,470	$ 15,507	332,188
Interest expense				21,851
Income before income taxes and non-controlling interest				310,337
Income taxes				99,147
Income before non-controlling interest				211,190
Non-controlling interest				641
Net income				$ 210,549
Identifiable assets	$1,542,568	$2,543,534	$1,009,491	$5,095,593
Goodwill	1,347,781	943,550	81,313	2,372,644
Total assets	$2,890,349	$3,487,084	$1,090,804	$7,468,237

IGM FINANCIAL INC.

9. SEGMENTED INFORMATION *(continued)*

Three months ended March 31 2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 252,414	$ 190,398	$ 9,495	$ 452,307
Administration	45,211	34,723	108	80,042
Distribution	28,721	9,406	18,640	56,767
Net investment income and other	43,713	5,577	7,915	57,205
	370,059	240,104	36,158	646,321
Operating expenses				
Commissions	93,559	91,460	17,390	202,409
Non-commission	71,138	70,651	7,642	149,431
	164,697	162,111	25,032	351,840
Earnings before undernoted	$ 205,362	$ 77,993	$ 11,126	294,481
Interest expense				21,941
Income before income taxes and non-controlling interest				272,540
Income taxes				86,889
Income before non-controlling interest				185,651
Non-controlling interest				398
Net income				$ 185,253
Identifiable assets	$ 1,559,902	$ 2,234,671	$ 664,629	$ 4,459,202
Goodwill	1,347,781	943,550	82,152	2,373,483
Total assets	$ 2,907,683	$ 3,178,221	$ 746,781	$ 6,832,685

IGM FINANCIAL INC.

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PARGESA HOLDING S.A.

PART E

MARCH 31, 2007

ECONOMIC PRESENTATION OF PARGESA RESULTS

As a supplement to the accounts drawn up using the format recommended by IFRS standards, Pargesa is continuing to publish an economic presentation of its results in order to provide continuous information over the long term about the contribution of each of its major shareholdings to its results. Because the IFRS require a different accounting treatment depending on the percentage of capital held by the group in each of its companies (full integration for Imerys, equity accounting for Bertelsmann, before its disposal in 2006, and classification as financial instruments in the case of Total, Suez, Lafarge and Pernod Ricard), this continuous view would be interrupted without this additional information.

The economic presentation shows, in terms of group share, the operating contribution of the main shareholdings to the consolidated income of Pargesa together with the income from the operations of the holding companies (Pargesa and GBL). The analysis also draws a distinction between the operating and non-operating items in the results, the non-operating part being composed of capital gains in connection with disposals and restructuring costs and impairment.

According to this approach, the economic results for the first quarter 2007 can be analysed as follows:

[in millions of Swiss francs] [unaudited]		Q1 2007	Q1 2006	YEAR 2006
Operating contribution of the main shareholdings				
Consolidated [Imerys] or equity-accounted [Bertelsmann]:				
Imerys				
Share of operating income		**44.4**	40.5	194.8
Bertelsmann				
Share of operating income		-	8.0	49.3
Preferential dividend		-	-	37.6
Net operating contribution		-	8.0	86.9
Non-consolidated:				
Total	net dividend	-	-	109.4
Suez	net dividend	-	-	61.1
Lafarge	net dividend	-	-	30.4
Operating contribution of the main shareholdings		**44.4**	48.5	482.6
per share [SF]		***0.52***	*0.57*	*5.70*
Operating contribution of other shareholdings		**4.0**	1.4	23.3
Operating income contributed by holding companies		**30.0**	(5.1)	33.4
Operating income		**78.4**	44.8	539.3
per share [SF]		***0.93***	*0.53*	*6.37*
Non-operating income from consolidated or equity-accounted companies		**(1.7)**	(3.4)	(77.2)
Non-operating income contributed by holding companies		-	0.7	1,831.2
Net income		**76.7**	42.1	2,293.3
per share [SF]		***0.91***	*0.50*	*27.10*
Average number of shares in circulation [thousands]		**84,638**	84,557	84,623
Average €/SF exchange rate		**1.616**	1.559	1.573

CONSOLIDATED HOLDING

Imerys recorded a net operating income up 5.6% to €68 million. Pargesa's share of Imerys operating income, expressed in Swiss francs, increased by 9.6% to SF44.4 million.

NON-CONSOLIDATED HOLDINGS

The contributions from Total, Suez and Lafarge correspond to Pargesa's share of the net dividends received by GBL from these companies.

Total, Suez and Lafarge do not contribute in the first quarter, their dividends being scheduled from the second quarter onwards. In 2007, these dividends will show a unit increase of 15%, 20% and 18% respectively, and Pernod Ricard will make its contribution for the first time.

OPERATING INCOME CONTRIBUTED BY HOLDING COMPANIES, which is the net sum of financial income and expenses, of overheads and taxes, stands at SF30 million, compared with a charge of SF5.1 million during the first quarter of 2006. This item benefited during the first quarter of 2007 from the interest on the remaining cash proceeds which arose from the Bertelsmann disposal, as well as from the gain from disposals by GBL through its private equity fund holdings, Pargesa's share of which is SF23.8 million.

NON-OPERATING INCOME › The *non-operating income from consolidated or equity-accounted companies*, which is practically nil in the first quarter of 2007, essentially consisted in 2006 of Pargesa's share of the non-operating income of Imerys. The *non-operating income contributed by holding companies* is nil in the first quarter of 2007, while the sum of SF1,831.2 million for the 2006 financial year essentially resulted from the capital gain recorded on the disposal of the group's share in Bertelsmann.

PRESENTATION OF RESULTS IN ACCORDANCE WITH IFRS STANDARDS

The simplified presentation of the income statement in accordance with IFRS is as follows:

[in millions of Swiss francs] [unaudited]	**Q1 2007**	Q1 2006	YEAR 2006
Operating income	**1,361.5**	1,315.5	5,330.6
Operating expenses	**(1,200.7)**	(1,175.0)	(4,952.4)
Other income and expenses	**47.4**	(3.6)	24.1
Operating profit from continuing operations	**208.2**	136.9	402.3
Dividends and interest from long-term investments	**-**	-	411.0
Other financial income [expenses]	**5.8**	(29.2)	12.5
Taxes	**(39.6)**	(24.9)	(51.8)
Income from associates	**8.2**	0.1	41.5
Net profit from continuing operations	**182.6**	82.9	815.5
Net profit from discontinued operations	**-**	21.5	3,882.6
Consolidated net profit [including non-controlling interests]	**182.6**	104.4	4,698.1
Non-controlling interests	**(105.9)**	(62.3)	(2,404.8)
Consolidated net profit [group share]	**76.7**	42.1	2,293.3
Average number of shares in circulation [thousands]	***84,638***	*84,557*	*84,623*
Basic earnings per share, group share [SF]	***0.91***	*0.50*	*27.10*
– from continuing operations [SF]	***0.91***	*0.36*	*4.29*
– from discontinued operations [SF]	**-**	*0.14*	*22.81*

Operating income and expenses are principally turnover and operating expenses of Imerys, whose financial statements are 100% integrated into those of Pargesa.

Other income and expenses are net capital gains and losses and impairment on group shareholdings and operations. In the first quarter of 2007, this item mainly represented the gain from disposals by GBL through its private equity fund holdings.

In 2006, *dividends and interest from long-term investments* comprised all the net dividends received by the group, principally from Total, Suez and Lafarge.

Other financial income (expenses) and *taxes* consolidate the figures for Pargesa, GBL and Imerys. In the first quarter of 2007, other financial income (expenses) benefited from the interest on the remaining cash proceeds which arose from the sale of Bertelsmann.

Income from associates represents the share in the consolidated net profit contributed by shareholdings accounted for in the Pargesa financial statements using the equity method.

Some items of the first quarter 2006 income statement have been reclassified as a result of the classification, in compliance with IFRS 5, of the results of Bertelsmann and Orior Food in the item *net profit from discontinued operations*. In 2006, this item included the results of these two companies up to the date that they were discontinued, as well as the capital gain recorded on the disposal of Bertelsmann.

Non-controlling interests essentially concern the share of income due to the non-controlling shareholders of GBL and Imerys, these two companies being 100% integrated into the group's financial statements.

DIVIDEND

The Annual General Meeting of Pargesa Holding SA, held in Geneva on May 3, 2007, approved the payment of a dividend of SF2.37 per bearer share for 2006, compared to SF2.15 for 2005, an increase of 10%, and representing a total distribution of SF200.6 million, which will be paid on May 10, 2007.

CORPORATE INFORMATION

STOCK LISTINGS

Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:

Subordinate Voting Shares: POW

Participating Preferred Shares: POW.PR.E

First Preferred Shares 1986 Series: POW.PR.F

First Preferred Shares, Series A: POW.PR.A

First Preferred Shares, Series B: POW.PR.B

First Preferred Shares, Series C: POW.PR.C

First Preferred Shares, Series D: POW.PR.D

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1-800-564-6253 (toll-free in Canada and the U.S.)
or 514-982-7555

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8

100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1

830-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6

510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

Imagine Caring Company Une entreprise généreuse

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community

POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3
TELEPHONE 514-286-7400 FAX 514-286-7424
WWW.POWERCORPORATION.COM

END

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